     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1996



                                                       REGISTRATION NO. 33-58303

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                         POST EFFECTIVE AMENDMENT NO. 1


                                       TO

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                      MERRILL LYNCH LIFE INSURANCE COMPANY

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    ARKANSAS
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      6312
                          (PRIMARY STANDARD INDUSTRIAL
                           CLASSIFICATION CODE NUMBER

                                   91-1325756
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-1429
                        (ADDRESS INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                            BARRY G. SKOLNICK, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-1429
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

                             STEPHEN E. ROTH, ESQ.
                          SUTHERLAND, ASBILL & BRENNAN
                         1275 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20004

If any of the securities that have been registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box /X/.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to Registration Statement Nos. 33-26322, 33-46827, 33-52254 and 33-60290.


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                      MERRILL LYNCH LIFE INSURANCE COMPANY
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                             CROSS REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(b)

             FORM S-1 ITEM NO. AND CAPTION                          LOCATION
      -------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover of
      Prospectus.................................  Capsule Summary of the Contract; Table of
                                                   Contents
  3.  Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges...............  Outside Front Cover Page; Capsule Summary
                                                   of the Contract; Definitions
  4.  Use of Proceeds............................  Investments
  5.  Determination of Offering Price............  Not Applicable
  6.  Dilution...................................  Not Applicable
  7.  Selling Security Holders...................  Not Applicable
  8.  Plan of Distribution.......................  Distribution of the Contracts
  9.  Description of Securities to be
      Registered.................................  Capsule Summary of the Contract;
                                                   Description of the Contract
 10.  Interest of Named Experts and Counsel......  Legal Matters
 11.  Information with Respect to the
      Registrant.................................  Merrill Lynch Life Insurance Company;
                                                   Federal Tax Considerations; More
                                                   Information About Merrill Lynch Life
                                                   Insurance Company; Directors and Executive
                                                   Officers; Legal Proceedings
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Part II, Item 14

PROSPECTUS

MAY 1, 1996


                            MERRILL LYNCH ASSET I (SM)
                   GROUP MODIFIED GUARANTEED ANNUITY CONTRACT
                                   ISSUED BY

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                    Home Office: Little Rock, Arkansas 72201
        Service Center: P.O. Box 44222, Jacksonville, Florida 32231-4222
             4804 Deer Lake Drive East, Jacksonville, Florida 32246
                             Phone: (800) 535-5549

                                OFFERED THROUGH
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The group contract described in this Prospectus (the "Contract") is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and is designed to provide annuity payments in connection with retirement plans that may or may not qualify for special federal income tax treatment under the Internal Revenue Code. The Contract permits participants to make one or more single premium payments to be accumulated at a guaranteed rate or rates of interest depending upon the Guarantee Period or Periods selected by the participant. A certificate of participation (the "Certificate") will be issued for each single premium. Guarantee Periods currently range from one to ten years. At the end of any Guarantee Period the accumulated value may be reinvested for one or more new Guarantee Periods at the current interest rates then offered by Merrill Lynch Life. A WITHDRAWAL MADE PRIOR TO THE END OF A GUARANTEE PERIOD WILL BE SUBJECT TO A MARKET VALUE ADJUSTMENT, WHICH COULD HAVE THE EFFECT OF EITHER INCREASING OR DECREASING THE PARTICIPANTS' ACCOUNT VALUES.

Eligible members of a group, including account holders of Merrill Lynch, Pierce, Fenner & Smith Incorporated, may become participants under the Contract.

THE PURCHASE OF THIS CONTRACT INVOLVES CERTAIN RISKS. BECAUSE IT IS A MODIFIED GUARANTEED ANNUITY, THE CONTRACT AND CERTIFICATES ARE SUBJECT TO A MARKET VALUE ADJUSTMENT IF, PRIOR TO THE END OF A SELECTED GUARANTEE PERIOD, FUNDS ARE WITHDRAWN OR THE CERTIFICATE IS SURRENDERED, THE CERTIFICATE IS ANNUITIZED OR A DEATH BENEFIT BECOMES PAYABLE. OTHER THAN IN CERTAIN SITUATIONS, SUCH AS PAYMENT OF A DEATH BENEFIT, A MARKET VALUE ADJUSTMENT COULD HAVE THE EFFECT OF DECREASING THE ACCOUNT VALUE. THEREFORE, UNDER ANY OF THE CONDITIONS DESCRIBED ABOVE, PARTICIPANTS COULD LOSE A SUBSTANTIAL PORTION OF THE MONEY THEY HAVE INVESTED. PARTICIPANTS SHOULD CONSIDER THEIR INCOME NEEDS BEFORE PURCHASING A CERTIFICATE.

ALL WITHDRAWALS FROM AND SURRENDERS OF A CERTIFICATE ARE SUBJECT TO TAX, AND IF TAKEN BEFORE AGE 59 1/2, MAY ALSO BE SUBJECT TO A 10% FEDERAL PENALTY TAX.

PARTICIPANTS SHOULD NOTE THAT THIS IS AN INTEGRATED ANNUITY CONTRACT FOR INTERNAL REVENUE CODE PURPOSES. THEREFORE, IN DETERMINING THE EXTENT TO WHICH A WITHDRAWAL IS SUBJECT TO TAX, THE ENTIRE ACCOUNT VALUE, NOT JUST THE VALUE OF THE SUBACCOUNT FROM WHICH THE WITHDRAWAL IS MADE, WILL BE TAKEN INTO CONSIDERATION.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         ----
DEFINITIONS............................................................................     3
CAPSULE SUMMARY OF THE CONTRACT........................................................     5
MERRILL LYNCH LIFE INSURANCE COMPANY...................................................     7
DESCRIPTION OF THE CONTRACT............................................................     7
     A.  GENERAL.......................................................................     7
     B.  PREMIUMS......................................................................     7
     C.  SELECTING THE GUARANTEE PERIOD................................................     8
     D.  SUBACCOUNT AND ACCOUNT VALUES.................................................     8
     E.  SUBACCOUNT TRANSFERS..........................................................     8
     F.  FIXING GUARANTEED INTEREST RATES..............................................     9
     G.  WITHDRAWALS...................................................................     9
     H.  MARKET VALUE ADJUSTMENT.......................................................    10
     I.  WITHDRAWAL CHARGE.............................................................    11
     J.  PAYMENT ON DEATH..............................................................    12
     K.  ANNUITY PROVISIONS............................................................    13
     L.  OTHER PROVISIONS..............................................................    15
DISTRIBUTION OF THE CONTRACTS..........................................................    16
FEDERAL TAX CONSIDERATIONS.............................................................    16
PREMIUM TAXES..........................................................................    21
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 PROVISIONS.............................    22
MORE INFORMATION ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY............................    22
     A.  HISTORY AND BUSINESS..........................................................    22
     B.  SELECTED FINANCIAL DATA.......................................................    24
     C.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS...........................................    24
     D.  REINSURANCE...................................................................    31
     E.  CONTRACT OWNER ACCOUNT BALANCES...............................................    31
     F.  INVESTMENTS...................................................................    31
     G.  COMPETITION...................................................................    31
     H.  CERTAIN AGREEMENTS............................................................    32
     I.  EMPLOYEES.....................................................................    32
     J.  PROPERTIES....................................................................    32
     K.  STATE REGULATION..............................................................    32
DIRECTORS AND EXECUTIVE OFFICERS.......................................................    34
EXECUTIVE COMPENSATION.................................................................    35
LEGAL PROCEEDINGS......................................................................    37
LEGAL MATTERS..........................................................................    37
EXPERTS................................................................................    37
REGISTRATION STATEMENT.................................................................    37
FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY...........................    38
APPENDIX...............................................................................   A-1


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No person has been authorized to give any information or to make any representation other than that contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any Contracts or Certificates thereunder offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

                                  DEFINITIONS

account value:  The sum of all subaccount values.

annuitant: The person on whose continuation of life annuity payments may depend.

annuitant's beneficiary: The person to whom payment is to be made upon the death of the annuitant.

annuity:  A series of predetermined periodic payments.

annuity date: The date shown in the Certificate on which payment of an annuity under the Contract will commence.

beneficiary: The person to whom payment is to be made on the death of the participant or annuitant. There may be both a participant's beneficiary and an annuitant's beneficiary if the participant is not an annuitant.

Certificate: An individual certificate of participation issued by Merrill Lynch Life to each participant as evidence of his or her rights and benefits under the Contract.

certificate anniversary:  Each anniversary of the certificate date.

certificate date:  The date on which a Certificate is issued under the Contract.

certificate year: The year starting on the certificate date or a certificate anniversary and ending on the day immediately prior to the next certificate anniversary.

co-annuitant: If two persons are named as annuitants in the Certificate, each is a co-annuitant. In that case, "annuitant" means the co-annuitants, and death of the annuitant refers to the death of the last co-annuitant.

Contract:  The Contract described in and offered by this Prospectus.

Guarantee Period: The period of years for which a rate of interest is guaranteed to be credited to a subaccount.

Market Value Adjustment: A positive or negative adjustment made to subaccount value. It is applied on withdrawal of all or part of the subaccount value prior to the end of the Guarantee Period. If the annuity date is prior to the end of a Guarantee Period, the Market Value Adjustment is also generally applied at the annuity date. In addition, a Market Value Adjustment is applied in the event of payment on the death of the participant or annuitant prior to the annuity date unless the combined Market Value Adjustments of all affected subaccounts would reduce the participant's account value. (See "Market Value Adjustment" on page 10.)

Maximum Guarantee Period Option: An option to have subaccount values automatically transferred to a subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by Merrill Lynch Life which (i) does not exceed the length of the participant's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the annuity date. If the participant's annuity date is less than one year from the date of transfer, the subaccount value will be transferred to a subaccount with a one year Guarantee Period.

net account value:  The sum of all net subaccount values.

net subaccount value: The subaccount value after adjustment for any Market Value Adjustment and withdrawal charge applied in connection with a full withdrawal, annuitization or the payment of death benefits on the death of the participant or annuitant prior to the annuity date.

nonqualified certificate: A Certificate issued in connection with a nonqualified plan.

nonqualified plan:  A retirement plan other than a qualified plan.

participant: The individual participating under the Contract to whom a Certificate has been issued.

participant's beneficiary: The person to whom payment is to be made upon the death of the participant.

qualified certificate: A Certificate issued in connection with a qualified plan.

qualified plan:  A retirement plan that receives favorable tax treatment under
Section 401, 403, 404, 408, 457 or any similar provision of the Internal Revenue Code.

Renewal Date: The last day of each current Guarantee Period which is also the first day of any new Guarantee Period to which subaccount value is transferred. Interest will be credited to the current Guarantee Period until the business day prior to the Renewal Date. Interest will be credited to any Guarantee Period to which subaccount value is transferred beginning as of the Renewal Date.

subaccount: An account maintained for a participant corresponding to a specified interest rate and Guarantee Period selected by the participant.

subaccount value: An amount equal to that part of a single premium allocated by a participant to a subaccount, or any reinvestment in a subaccount, plus credited interest, as adjusted for any prior withdrawals, Market Value Adjustments and withdrawal charges.

withdrawal charge: A charge deducted from subaccount value upon a withdrawal made prior to the end of a Guarantee Period.

                        CAPSULE SUMMARY OF THE CONTRACT

THE CONTRACT

This Prospectus describes a group modified guaranteed annuity contract (the "Contract") issued by Merrill Lynch Life. The Contract may be purchased by any employer, entity or other organized group acceptable to Merrill Lynch Life. The Contract is a group allocated contract, which means that specific accounts are maintained for each individual within the group ("participant"). A Certificate is issued to each participant summarizing his or her rights and benefits under the Contract. Values and benefits provided under the Contract, including annuity payments, are funded by the general assets of Merrill Lynch Life.

The Contract may be issued pursuant to nonqualified retirement plans or plans qualifying for special tax treatment as "H.R. 10" plans, Individual Retirement Annuities or Accounts, corporate pension and profit-sharing plans, Tax-Sheltered Annuities or Section 457 deferred compensation ("Section 457") plans.

APPLICATION AND PREMIUMS

The applicant must complete and return a Contract application to Merrill Lynch Life's Service Center. Merrill Lynch Life reserves the right to reject any application. One Certificate will be issued for each single premium payment made under the Contract. The minimum single premium is $5,000.

THE SUBACCOUNTS

One or more subaccounts are maintained for each participant. The minimum which may be allocated to a subaccount is $5,000. A subaccount is established for each specified interest rate and Guarantee Period selected by the participant. A Guarantee Period is the period of years for which a rate of interest is guaranteed. Currently, the participant may select Guarantee Periods of from one to ten years. Merrill Lynch Life may, at its discretion, offer additional Guarantee Periods.

On the Renewal Date, subaccount value for that Guarantee Period will be transferred to one or more subaccounts designated by the participant. If Merrill Lynch Life does not receive timely notice from the participant designating the subaccounts to which the subaccount value is to be transferred, the subaccount value will be transferred automatically to a subaccount with a one year Guarantee Period unless the Maximum Guarantee Period Option is chosen. If the Maximum Guarantee Period Option has been chosen, the subaccount value will be transferred to a new subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by Merrill Lynch Life which (i) does not exceed the length of the participant's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the annuity date.

CHARGES


Merrill Lynch Life makes no deductions from each single premium. Except for the Market Value Adjustment described below, the only charge made is a withdrawal charge in the event all or part of a net subaccount value is withdrawn. However, no withdrawal charge is made for a withdrawal at the end of a Guarantee Period if Merrill Lynch Life receives written notice of the withdrawal prior to the Renewal Date. The withdrawal charge is equal to six months of interest on the amount withdrawn based on the guaranteed interest rate of the subaccount from which the withdrawal is made. No withdrawal charge is imposed in the event of payment upon the death of the annuitant or participant or, currently, upon annuitization. Premium taxes, if any, will be deducted from the net account value at the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, Merrill Lynch Life will also deduct a charge for these taxes on any withdrawal, surrender or death benefit effected under a certificate.


MARKET VALUE ADJUSTMENT

A Market Value Adjustment is applied to any withdrawal from a subaccount prior to the end of its Guarantee Period. It will also be applied to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. For Certificates issued prior to January 9, 1995, and for Certificates issued on or after that date but before state approvals are obtained, a Market Value Adjustment will not be applied at the annuity date if
(i) combined Market Value Adjustments of all affected subaccounts would reduce the participant's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen. In addition, a Market Value Adjustment will be applied in the event of payment upon the death of the participant or annuitant prior to the annuity date unless the combined effect of the Market Value Adjustments of all affected subaccounts would reduce the account value. The amount of the Market Value Adjustment is determined in accordance with the formula set forth on page 11 and may be positive or negative.

ANNUITY PAYMENTS

Annuity payments will start on the annuity date. The participant selects the annuity date and an annuity payment option. Each participant may select a different annuity date or annuity payment option later.


On the annuity date the net account value, less any applicable premium taxes, is multiplied by Merrill Lynch Life's then current annuity purchase rates to determine the amount of each annuity payment. Currently, withdrawal charges do not apply upon annuitization. The net account value is the sum of all net subaccount values. In determining the net account value, a Market Value Adjustment may be applied. If the net account value on the annuity date is less than $5,000 ($3,500 for certain qualified Certificates), Merrill Lynch Life may pay the net account value in a lump sum in lieu of annuity payments. For tax consequences of a lump sum payment, see "Federal Tax Considerations--Partial Withdrawals and Surrenders" on page 18. If any annuity payment would be less than $50, Merrill Lynch Life may change the frequency of payments to intervals that will result in payments of at least $50.


PAYMENT ON DEATH

If either the participant or the annuitant (if other than the participant) dies prior to the annuity date, Merrill Lynch Life will pay to the participant's beneficiary or annuitant's beneficiary, as applicable, the greater of the account value or the net account value on the date of payment. In determining the net account value, no withdrawal charge will be applied.

If the participant dies after the annuity date, any amounts remaining unpaid will be paid to the participant's beneficiary pursuant to the same method of distribution in force at the date of death. If the annuitant dies after the annuity date, the annuitant's beneficiary may choose either to have any guaranteed amounts remaining unpaid continue to be paid for the amount or period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

WITHDRAWALS


The participant may withdraw all or part of the net account value prior to the earlier of the annuity date or the death of the annuitant. For partial withdrawals, the withdrawal must be at least $500, the remaining subaccount value of each subaccount, after adjustment for any Market Value Adjustment and withdrawal charge, must be at least $1,000, and the remaining account value must be at least $5,000. Withdrawals from qualified plans may be restricted. (See "Qualified Plans" on page 20.) Withdrawals are subject to tax and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Tax Considerations--Penalty Tax on Certain Withdrawals" on page 19.)


REPORTS TO PARTICIPANTS

At least once each year prior to the annuity date, participants will be sent a report outlining their account value, subaccount values, Guarantee Periods, withdrawal charges and Market Value Adjustments, if any, applied during the year. The report will not include financial statements.

FREE LOOK RIGHT

When the participant receives the Certificate, it should be reviewed carefully to make sure it is what the participant intended to purchase. Generally, within ten days after the participant receives the Certificate, he or she may return it for a refund. Some states allow a longer period of time to return the Certificate. The Certificate must be delivered to Merrill Lynch Life's Service Center or to the Financial Consultant who sold it for a refund to be made. Merrill Lynch Life will then refund to the participant all premiums paid into the Certificate. The Certificate will then be deemed void from the beginning.

                      MERRILL LYNCH LIFE INSURANCE COMPANY

Merrill Lynch Life Insurance Company ("Merrill Lynch Life") is a stock life insurance company organized under the laws of the State of Washington in 1986 and redomesticated under the laws of the State of Arkansas in 1991. Merrill Lynch Life is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), a corporation whose common stock is traded on the New York Stock Exchange.

Merrill Lynch Life's home office is in Little Rock, Arkansas. The Service Center's address and phone number are P.O. Box 44222, Jacksonville, Florida 32231-4222, (800) 535-5549.

All communications concerning the Contract and Certificate should be addressed to Merrill Lynch Life's Service Center.

                          DESCRIPTION OF THE CONTRACT

A.  GENERAL

The Contract is a group allocated contract pursuant to which specific accounts are maintained for each participant. The Contract may be issued to any employer, entity or other organized group acceptable to Merrill Lynch Life. The Contract may be issued in connection with either qualified or nonqualified plans. Qualified plans include "H.R. 10" plans, Individual Retirement Annuities or Accounts, corporate pension and profit-sharing plans, Tax-Sheltered Annuities and Section 457 deferred compensation plans.

An eligible member of a group to which a Contract has been issued may become a participant by completing an application and forwarding payment of a single premium to Merrill Lynch Life's Service Center. The application is subject to Merrill Lynch Life's acceptance.

The rights and benefits of a participant are summarized in the Certificate. Provisions of the Contract are controlling. All such rights and benefits may be exercised without the consent of the contract owner. However, provisions of any plan in connection with which the Contract has been issued may restrict a person's eligibility to participate under the Contract, the minimum or maximum amount of the single premium, and the participant's ability to exercise the rights and/or receive the benefits provided under the Contract. Merrill Lynch Life reserves the right to terminate a Contract as to eligible members of the group not accepted as participants at the time of termination.

Contracts have been issued to Asset Group Trust (Sussex Trust Company, Georgetown, Delaware, Trustee) as Contract holder for a group comprised of account holders of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Contracts covering the same group have also been issued directly to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Participation under this group is not permissible in some states.

B.  PREMIUMS

One Certificate will be issued for each single premium paid under the Contract. Only one Certificate will be issued to any one person on a given day. The single premium must be at least $5,000. If the amount of any single premium is more than $500,000, Merrill Lynch Life reserves the right to limit the amount of the premium. The premium will be allocated to one or more subaccounts as selected by the participant. The minimum allocation to a subaccount is $5,000. Merrill Lynch Life will confirm its receipt of the payment and the subaccounts established for the payment. The Certificate does not permit the payment of additional premiums. An application for a separate Certificate must accompany each single premium.

C.  SELECTING THE GUARANTEE PERIOD

The participant may select one or more Guarantee Periods for each single premium or portion thereof. Merrill Lynch Life has discretion to determine the number of Guarantee Periods it will offer. Currently it offers Guarantee Periods ranging from one to ten years. Currently, the participant may select any of the ten Guarantee Periods. Merrill Lynch Life will establish a subaccount corresponding to each specified interest rate and Guarantee Period selected. Once a Guarantee Period has been selected, it cannot be changed. Amounts cannot be transferred from one subaccount to another prior to the end of the Guarantee Period. The participant may, however, withdraw amounts from a subaccount, subject to the restrictions described below and a Market Value Adjustment and withdrawal charge. (See "Market Value Adjustment" on page 10 and "Withdrawal Charge" on page 11.) Withdrawals may have federal income tax consequences, including a 10% penalty on amounts withdrawn. (See "Federal Tax Considerations--In General" on page 18.)

D.  SUBACCOUNT AND ACCOUNT VALUES

A participant's account value is the sum of all of his or her subaccount values. Each subaccount value is equal to the amount the participant allocated to the subaccount (either as part of the single premium or as part of the reinvestment of subaccount value at the end of a Guarantee Period), plus the interest credited thereto at the guaranteed rate, as adjusted for any prior withdrawals, Market Value Adjustments or withdrawal charges. Merrill Lynch Life offers a guaranteed interest rate for each subaccount. The participant is credited with the guaranteed interest rate in effect on the date Merrill Lynch Life receives his or her premium. The guaranteed interest rate will be credited to the subaccount daily (except on a February 29th) to yield the quoted guaranteed interest rate. Interest will be compounded annually on each certificate anniversary.

E.  SUBACCOUNT TRANSFERS

On each subaccount's Renewal Date, the participant may transfer amounts in that subaccount to one or more new subaccounts with new Guarantee Periods of any length then offered by Merrill Lynch Life. The amount transferred will be credited with the interest rate in effect on the Renewal Date for the subaccount to which the amount is transferred. Interest rates for the subaccounts to which transfers are made are guaranteed to be the same as the initial guaranteed interest rates being offered at the time of transfer on new Certificates.


Merrill Lynch Life will notify the participant of his or her right to transfer amounts to new subaccounts at least 30 days prior to the Renewal Date. Prior to the Renewal Date, the participant may advise Merrill Lynch Life of the new subaccounts to which the subaccount value is to be transferred. The minimum amount that can be transferred to any one subaccount is the lesser of (i) $5,000 or (ii) the total subaccount value at the time of transfer. No withdrawal charge or Market Value Adjustment is applied in connection with such transfers. Under current administrative procedures, if instructions are not received by the fifth business day after the Renewal Date, Merrill Lynch Life will transfer the subaccount value to a new subaccount with a one-year Guarantee Period, unless the Maximum Guarantee Period Option has been chosen by the participant. Subject to contractual and federal tax restrictions, the participant may change his or her annuity date so that the Guarantee Period of the new subaccount will end on or prior to the annuity date. (See "Annuity Provisions--Change of Annuity Date or Annuity Option" on page 13.)


The Maximum Guarantee Period Option may be selected at any time until the fifth business day after the Renewal Date. If it has been chosen, as of the Renewal Date the subaccount value will be transferred to a new subaccount with a Guarantee Period equal to the longest Guarantee Period then offered by Merrill Lynch Life which (i) does not exceed the length of the participant's longest Guarantee Period immediately prior to transfer and (ii) ends on or prior to the participant's annuity date. Under this option, if the subaccount value cannot be transferred to the longest Guarantee Period in which the participant's account value is invested immediately prior to transfer because such Guaranteed Period would end after the participant's annuity date, the subaccount value will be transferred to a subaccount with the next longest Guarantee Period then offered by Merrill Lynch Life that ends on or prior to the participant's annuity date. For example, assume that the Maximum Guarantee Period Option is chosen, that a transfer occurs on March 1, 1997, that the participant's annuity date is on August 1, 2002, and that the longest Guarantee Period in which the participant's account value is invested is five years. If Merrill Lynch Life is then offering a five year Guarantee Period, the subaccount value will be transferred to a subaccount with a five year Guarantee Period since the Guarantee Period will end prior to August 1, 2002. If, however, the longest Guarantee Period in which the participant's account value is invested is six years or more, the subaccount value will be transferred to a subaccount with a five year Guarantee Period (or, if Merrill Lynch Life is not then offering a five year Guarantee Period, the longest Guarantee Period of less than five years then offered by Merrill Lynch
Life) since a subaccount with a Guarantee Period of six years would end after August 1, 2002. If the participant's annuity date is less than one year from the date of transfer, Merrill Lynch Life will transfer the subaccount value to a subaccount with a one year Guarantee Period.


F.  FIXING GUARANTEED INTEREST RATES

Merrill Lynch Life has no specific formula for establishing the guaranteed interest rates for the different Guarantee Periods. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which Merrill Lynch Life may acquire with the amounts it receives as premiums under the Contracts. These amounts will be invested primarily in investment-grade fixed income securities including: securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc. (Aaa, Aa, A or
Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; and cash or cash equivalents. Participants will have no direct or indirect interest in these investments. Merrill Lynch Life will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by Merrill Lynch Life, general economic trends and competitive factors. MERRILL LYNCH LIFE'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED RATES IT DECLARES. MERRILL LYNCH LIFE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES.

G.  WITHDRAWALS

Subject to certain conditions, a participant may withdraw all or part of his or her net account value or net subaccount value prior to the earlier of the annuity date or the death of the participant or annuitant upon written notice received at Merrill Lynch Life's Service Center before the annuity date. Withdrawals are subject to tax, and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Tax Considerations--In General" on page 18.) For full withdrawal, the withdrawal notice must be accompanied by the Certificate. Under qualified plans, withdrawals may be permitted only in circumstances specified in the plan, the consent of the participant's spouse may be required, and under Tax-Sheltered Annuities and certain Section 401 plans, withdrawals attributable to contributions made pursuant to a salary reduction agreement may be made only after the participant reaches age 59 1/2 and in other limited circumstances. (See "Qualified Plans" on page 20.)

Partial withdrawals must be at least $500, and the net subaccount value remaining after the withdrawal must be at least $1,000, unless the entire subaccount value is withdrawn. The remaining account value must be at least $5,000. Otherwise, the partial withdrawal will not be permitted. The participant must specify the subaccounts from which the withdrawal is to be made. If two or more subaccounts from which the withdrawal is to be made have the same Guarantee Period, the participant must first withdraw from the subaccount with the shortest period of time remaining in its Guarantee Period until that subaccount has been depleted.

The amount of the withdrawal will be paid to the participant, and any Market Value Adjustment will be made to, and any withdrawal charge will be deducted from, the subaccounts from which the withdrawal is made. Immediately after a partial withdrawal, the subaccount value will equal the subaccount value prior to the withdrawal, plus or minus any applicable Market Value Adjustment, minus any applicable withdrawal charge, and minus the amount withdrawn. In the case of a request to withdraw the entire amount from a subaccount, the participant receives the net subaccount value (which reflects any adjustments to the subaccount value for the withdrawal charge and Market Value Adjustment applied in connection with such withdrawal). Upon such full withdrawal, the subaccount value is reduced by the amount withdrawn as well as any applicable withdrawal charge, and the Market Value Adjustment is applied, thereby reducing the subaccount value to zero. (See "Market Value Adjustment" below and "Withdrawal Charge" on page 11.) The tables which appear in the Appendix illustrate the effect of a full withdrawal from a subaccount on the subaccount value.

H.  MARKET VALUE ADJUSTMENT

The Contract provides for the imposition of a Market Value Adjustment, determined by application of the formula described below, in three circumstances. First, whenever the participant makes a withdrawal from a subaccount, other than one made at, and for which Merrill Lynch Life has received written notice prior to, the Renewal Date, a Market Value Adjustment will be made.

Second, a Market Value Adjustment will be applied at the annuity date to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. For Certificates issued prior to January 9, 1995, and for Certificates issued on or after that date but before state approvals are obtained, a Market Value Adjustment will not be applied at the annuity date if
(i) combined Market Value Adjustments of all affected subaccounts would reduce the participant's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen. Participants should refer to their Certificates to determine when a Market Value Adjustment will be applied.

Third, a Market Value Adjustment is applied in the event of payment upon the death of the participant or the annuitant prior to the annuity date unless the combined Market Value Adjustments of all affected subaccounts would reduce the participant's account value.

Because of the market value adjustment provision of the Contract, the participant bears the investment risk that the guaranteed interest rates offered by Merrill Lynch Life at the time the participant makes a withdrawal from a subaccount or starts receiving annuity payments may be higher than the guaranteed interest rate of the subaccount to which the Market Value Adjustment is applied, with the result that the participant's subaccount value may be substantially reduced.

The Market Value Adjustment will depend on the remaining time in the Guarantee Period of the subaccount from which the withdrawal is made or to which the adjustment is being applied and on the relationship between the guaranteed interest rate of the subaccount from which the withdrawal or payment, as applicable, is made to the guaranteed interest rates offered on new Certificates at the time the Market Value Adjustment is applied. The Appendix contains tables which illustrate the application of the Market Value Adjustment in the context of full withdrawals from a hypothetical subaccount. The Market Value Adjustment may result in either an increase or decrease in subaccount value, depending on the relationship of (1) the current guaranteed interest rate for a period equal to the time remaining in the subaccount, which rate is interpolated from the rates currently offered by Merrill Lynch Life for subaccounts with Guarantee Periods closest to such period, to (2) the guaranteed interest rate for the subaccount. If the current guaranteed interest rate of (1) above is lower than the guaranteed rate of (2), application of the Market Value Adjustment will result in an increase in subaccount value; if (1) is higher than (2), application of the Market Value Adjustment will result in a decrease in subaccount value. If the adjustment is positive, the additional amount will be credited to the subaccount. If negative, the amount of the adjustment will be deducted from the subaccount value and will be retained by Merrill Lynch Life for its own benefit.

The amount of the Market Value Adjustment is based on the relationship of the guaranteed interest rates offered on new Certificates issued at the time the Market Value Adjustment is applied to the guaranteed interest rate credited to the subaccount from which the withdrawal or payment, as applicable, is made. If the remaining period of time in the Guarantee Period is a whole number of years, Merrill Lynch Life uses the guaranteed interest rate currently offered by it for a Guarantee Period equal to the number of remaining years. If the remaining period of time in the Guarantee Period is not a whole number of years, the interest rate is derived from the guaranteed interest rates currently offered for the Guarantee Periods nearest the remaining period of time. This derivation is by straight line interpolation, except where the remaining period of time is less than one year, in which case Merrill Lynch Life uses the current guaranteed rate for a Guarantee Period of one year. For example, if the remaining period is
4.75 years, the interpolated guaranteed interest rate will be equal to the sum of one-fourth of the four year rate and three-fourths of the five year rate. If the four year rate were 4.8% and the five year rate were 5.0%, the interpolated rate would be 4.95%, 4.8% times .25 plus 5.0% times .75.


The amount of the market value adjustment is determined from the following formula:

                    1 + B       n/365
A X   [   1-    (  --------   )         ]
                    1 + C

where "A" is (i) the amount withdrawn from the subaccount, in the case of a partial withdrawal, or (ii) the net subaccount value, in the case of (a) a full withdrawal from a subaccount, (b) a payment made due to the death of the participant or annuitant prior to the annuity date, or (c) annuitization, "B" is the current guaranteed interest rate that Merrill Lynch Life is offering for a subaccount with a Guarantee Period of a duration of years equal to "n"/365 or that is interpolated for "n"/365 based on the guaranteed interest rates offered for subaccounts nearest "n"/365 (if n/365 is less than 1, we will assume B is equal to the rate for a one-year Guarantee Period), "C" is the guaranteed interest rate for the subaccount, and "n" is the remaining number of days in the Guaranteed Period of the subaccount from which the withdrawal is made or to which the adjustment is applied.


For example, assume that a withdrawal of $20,000 is made from a subaccount with 1,734 days (4.75 years) remaining in the Guarantee Period and a guaranteed interest rate of 4.7%. Assume also that the guaranteed interest rates currently offered for Guarantee Periods of 4 and 5 years are 4.8% and 5.0%, respectively. "B" is equal to 4.95%, the sum of 5.0% times .75 and 4.8% times .25. To calculate the Market Value Adjustment Merrill Lynch Life divides the sum of 1 and "B", 1.0495, by the sum of 1 and the guaranteed interest rate for the affected subaccount, 1.047. The resulting figure, 1.0023878, is then taken to the "n"/365 power, or 4.75 (1,734/365), which is 1.0113929. 1.0113929 is subtracted from 1 and the resulting figure, -.0113929, is multiplied by the amount of the withdrawal, $20,000, to give -$227.86. Since this figure is a negative number, it is subtracted from the remaining subaccount value together with any applicable withdrawal charge. If "B" had been 4.45%, instead of 4.95%, the Market Value Adjustment would have been +225.83, which would have been added to the remaining subaccount value.



The greater the difference in interest rates, the greater the effect of the Market Value Adjustment. If in the above example "B" had been 6%, 7%, and 8%, the Market Value Adjustment would have been -$1,207.33, -$2,174.62 and -$3,176.40, respectively. The Market Value Adjustment is also affected by the remaining period in the Guarantee Period of the subaccount from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above "n"/365 were 2.5 or 1.5, the Market Value Adjustment would be -$119.60 or -$71.68, respectively. Tables showing the impact of the Market Value Adjustment and withdrawal charge on hypothetical full withdrawals are set forth in the Appendix.


I.  WITHDRAWAL CHARGE


A withdrawal charge is imposed if the participant makes a withdrawal from a subaccount other than at the end of a subaccount's Guarantee Period. No withdrawal charge is imposed if a withdrawal is made on the Renewal Date where prior written notice was received at Merrill Lynch Life's Service Center. The charge is equal to six months of simple interest computed on the amount withdrawn based on the guaranteed interest rate of the subaccount from which the withdrawal is made. Thus, if the guaranteed interest rate is 5% per year, the withdrawal charge will be 2.5%. The amount of the charge remains the same whether or not six months' interest has been credited to the subaccount. For a full withdrawal, the amount withdrawn is the net account value. For a partial withdrawal, the withdrawal charge will be deducted from the remaining value of the subaccounts from which the withdrawal was made. For a full withdrawal, the withdrawal charge is reflected in the net account value distributed to the participant. Currently withdrawal charges do not apply upon annuitization. However, Merrill Lynch Life reserves the right to apply the withdrawal charge on annuitization to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. Withdrawal charges also do not apply to annuity payments or to any payment made due to the death of the annuitant or participant.


The application of the withdrawal charge may be illustrated by the following example. Assume a partial withdrawal of $7,000 made from two subaccounts, one with a Guarantee Period of five years and a guaranteed interest rate of 5.0%, the other with a Guarantee Period of three years and a guaranteed interest rate of 4.8%, and each having a subaccount value of $5,000. Assume further that the participant directs that the partial withdrawal should be taken from the subaccount having the five year Guarantee Period to the maximum extent possible and the remainder taken from the subaccount having the three year Guarantee Period. Assume also that the Market Value Adjustment applied to the five year Guarantee Period operates to reduce its value by 22.5% and that the adjustment applied to the three year Guarantee Period operates to reduce its value by 10%. The maximum withdrawal that can be taken from the subaccount with the five year Guarantee Period is $4,000, since the Market Value Adjustment applied to the $4,000 withdrawal reduces the subaccount value by $900 (22.5% of $4,000) and the withdrawal charge of $100 (.05% divided by 2, times $4,000) exhausts the remaining subaccount value. The remaining portion of the requested withdrawal, $3,000 is deducted from the subaccount with the three year Guarantee Period. Also deducted from that subaccount are the Market Value Adjustment applicable to the $3,000 withdrawal, $300 (10% of $3,000), and the withdrawal charge, $72.00 (4.8% divided by 2 times $3,000), resulting in a remaining subaccount value of $1,628.00.


J.  PAYMENT ON DEATH

Death Prior to the Annuity Date. Subject to the rights of a participant's surviving spouse in certain circumstances (described below), if the participant or the annuitant (under a Contract where the participant is not an annuitant) dies prior to the annuity date, Merrill Lynch Life will pay to the participant's beneficiary or the annuitant's beneficiary, as applicable, the greater of the account value or the net account value on the date of payment (the "death benefit"). In determining the net account value, no withdrawal charge will be applied. Payment will be made upon receipt by Merrill Lynch Life of proof of the death of the participant or annuitant, as applicable (i.e., certified copy of death certificate), and, subject to the special rules applicable to any participant's death (discussed below), will be made in a lump sum unless an annuity option is chosen. If no annuity option is chosen by the 60th day following receipt of the certified death certificate, Merrill Lynch Life reserves the right to automatically pay the death benefit in a lump sum.

In the event of a participant's death, the death benefit generally must be distributed within five years of the death of the participant. The participant's beneficiary may, however, elect to receive the death benefit pursuant to a payment option under which payments commence within one year of the participant's death and which does not extend beyond the life expectancy of the beneficiary. In addition, if the surviving spouse of a deceased participant is the participant's beneficiary, the spouse may choose to become the participant and to continue the Certificate in force on the same terms as before the participant's death, in which event no death benefit is paid upon the death of the deceased participant, and the spouse thereafter shall be the participant and the annuitant. If the Certificate names more than one participant, the death of the participant will be deemed to occur when the first participant dies.

If the participant is not the annuitant, the participant may irrevocably elect, prior to the annuitant's death and prior to the annuity date, to continue the Certificate in force in the event of the annuitant's death prior to the annuity date on the same terms as before the annuitant's death. If the participant makes this election, no death benefit is paid upon the death of the annuitant, and the person designated by the participant at the time of the election shall become the annuitant upon the death of the original annuitant prior to the annuity date. This option is available only if the participant is a natural person or the Certificate is issued in connection with a plan entitled to special tax treatment under Sections 401 or 408 of the Internal Revenue Code.

If a beneficiary does not survive the participant or annuitant, as applicable, the estate or heirs of the beneficiary have no rights under the Contract. If no beneficiary survives the participant or annuitant, payment will be made to the participant, if living, and if the participant is not living, to the participant's estate.

If the participant is not an individual, the primary annuitant as determined in accordance with Section 72(s) of the Internal Revenue Code (i.e., the individual the events in the life of whom are of primary importance in affecting the timing or amount of distributions under the Contract) will be treated as the participant for purposes of these distribution requirements, and any change in the primary annuitant will be treated as the death of the participant.

Death After the Annuity Date. If the participant dies after the annuity date, any amounts remaining unpaid will be paid at least as rapidly as under the same method of distribution in force at the date of death. If the annuitant dies after the annuity date, the annuitant's beneficiary may choose either to have any guaranteed amounts remaining unpaid continue to be paid for the amount or period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. (See "Annuity Provisions" below.) The present value will be determined using the interest rate on which annuity payments were determined, and will be less than the sum of the remaining guaranteed payments. If the annuitant's beneficiary dies while guaranteed amounts remain unpaid, the present value of the remaining payments will be paid in a lump sum to the beneficiary's estate.

K.  ANNUITY PROVISIONS

General. Annuity payments will be paid to the participant and will commence on the annuity date. The participant may or may not be the annuitant. The participant designates the annuitant in the Certificate application and may later change the annuitant upon written notice to Merrill Lynch Life. The participant may also designate a co-annuitant, in which case the death of the annuitant is deemed to occur when both co-annuitants are deceased.

The amount of monthly annuity payments, other than payments made pursuant to the qualified plan option, will be determined by applying the net account value at the annuity date, less any premium taxes, to the annuity option chosen using Merrill Lynch Life's then current annuity rates. Currently, withdrawal charges do not apply upon annuitization. Current annuity rates are guaranteed to be no less favorable than the minimum guaranteed annuity rates shown in the annuity tables contained in the Contract. Premium taxes imposed by states and local jurisdictions currently range from 0% to 5% depending on the tax treatment of the Contract. In determining the net account value, a Market Value Adjustment will be applied to any subaccount if the annuity date is prior to the end of the Guarantee Period for that subaccount. For Certificates issued prior to January 9, 1995, and for Certificates issued on or after that date but before state approvals are obtained, a Market Value Adjustment will not be applied at the annuity date if (i) combined Market Value Adjustments of all affected subaccounts would reduce the participant's account value and (ii) annuity payments will be made for at least ten years or a life contingency or life expectancy annuity option has been chosen.


Selection of Annuity Date and Annuity Options. The participant may select the annuity date and an annuity option in the Certificate application. If the participant does not select an annuity date, the annuity date will be the first day of the next month after the annuitant's 75th birthday and the annuity option will be a life annuity with a 10 year guarantee. Merrill Lynch Life currently permits participants to select an annuity date that is any day of a calendar month. It may not be later than the first day of the next month after the annuitant's 85th birthday. (For qualified Certificates, the annuity date generally may not be later than April 1 of the calendar year after the calendar year in which the annuitant attains age 70 1/2.)



Change of Annuity Date or Annuity Option. The participant may change the annuity date or the annuity option on written notice received at Merrill Lynch Life's Service Center (or by telephone, once a proper authorization form is submitted to the Service Center) at least 30 days prior to the current annuity date. Changes of the annuity date are subject to federal tax restrictions. (See "Federal Tax Considerations" on page 16.)

Annuity Options. The participant may select any one of the following annuity options or any other option satisfactory to the participant and Merrill Lynch Life. For qualified Certificates, certain restrictions may apply.
     PAYMENTS OF A FIXED AMOUNT: Equal payments in the amount chosen will be made until the net account value applied under this option is exhausted. The period over which payments are made must be at least five years. PAYMENTS FOR A FIXED PERIOD: Payments will be made for the period chosen. The period must be at least five years.
     *LIFE ANNUITY: Payments will be made for the life of the annuitant. Payments will cease with the last payment due prior to the annuitant's death.
     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS: Payments will be made for the guaranteed period chosen (10 or 20 years) and as long thereafter as the annuitant lives.
     LIFE ANNUITY WITH GUARANTEED RETURN OF NET ACCOUNT VALUE: Payments will be made until the sum of the annuity payments equals the net account value applied under this option, and as long thereafter as the annuitant lives. *JOINT AND SURVIVOR LIFE ANNUITY: Payments will be made during the lifetimes of the annuitant and a designated second person. Payments will continue as long as either is living.
     QUALIFIED PLAN OPTION: This option is available only under qualified Certificates. It is not available under Section 457 plans. Payments may be based on (a) the life expectancy of the annuitant, (b) the joint life expectancy of the annuitant and his or her spouse, or (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Payments will be made annually. Each payment will be equal to the net account value on the first day of the calendar year divided by applicable current life expectancy based on Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at Merrill Lynch Life's then current rate for this option. The rate will not be less than that shown in the Contract. On death of the measuring life or lives, any unpaid net account value will be paid to the beneficiary in a lump sum.

*THESE OPTIONS ARE LIFE ANNUITIES UNDER WHICH IT IS POSSIBLE FOR THE PARTICIPANT TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

Minimum Annuity Payments. Annuity payments will be made monthly unless the participant chooses less frequent payments or the qualified plan option, provided that if any payment would be less than $50, Merrill Lynch Life may change the frequency so payments are at least $50 each. If the net account value to be applied at the annuity date is less than $5,000 ($3,500 for certain qualified Certificates), Merrill Lynch Life may elect to pay that amount in a lump sum. (For tax consequences of a lump sum payment, see "Federal Tax Considerations" on page 16.)

Annuity Rates. Annuity rates will be no less favorable than those shown in the annuity tables contained in the Contract. Those tables show the minimum guaranteed amount of each monthly payment for each $1,000 applied according to the age and sex of the annuitant at the annuity date. The tables are based on the 1983 Table "a" projected forward to 1995 for Individual Annuity Valuation with current mortality adjustments. When required by law, Merrill Lynch Life will use annuity tables that do not differentiate on the basis of sex.

The Contract contains a formula for adjusting the age of the annuitant based on the annuity date for purposes of determining minimum monthly annuity payments. If the annuity date is prior to the year 2000, there is no age adjustment. If the annuity date is between the years 2000 and 2009, the annuitant's age is reduced by one year. For each decade thereafter, the annuitant's age is reduced one additional year. The maximum age adjustment is four years.

An age adjustment results in a reduction in the minimum monthly annuity payments that would otherwise be made. Therefore, if the rates Merrill Lynch Life is using are the minimum rates shown in the annuity tables contained in the Contract, it may be advantageous for the participant to designate an annuity date that immediately precedes the date on which an age adjustment would occur under the Contract. For example, the annuity payment rates in the annuity tables for an annuitant with an annuity date in the year 2010 are the same as those for an annuity date twelve months earlier, even though the annuitant is one year older, because the new decade results in the annuitant's age being reduced by an additional year. Current annuity rates, unlike the guaranteed rates, do not involve any age adjustment.

Proof of Age, Sex and Survival. Merrill Lynch Life may require satisfactory proof of the age, sex or survival of any person on whose continued life any payment under the Certificate depends.

Misstatement of Age or Sex. If the age or sex of an annuitant is misstated, annuity payments will be adjusted to reflect the correct age and sex. Any amount overpaid as the result of such misstatement will be deducted from the next payments due. Any amount underpaid will be paid in full with the next payment due.

L.  OTHER PROVISIONS


Beneficiary. The beneficiary is the person or persons named in the Certificate application to whom payment is to be made upon the death of the participant or annuitant. If the participant is not the annuitant, the participant may name one beneficiary to receive payment on death of the participant and a different beneficiary to receive payment on death of the annuitant. If the participant is the annuitant, the participant's beneficiary and the annuitant's beneficiary must be the same. Unless a beneficiary has been irrevocably designated, the participant's beneficiary may be changed while the participant is alive, and the annuitant's beneficiary may be changed while the annuitant is alive. The change of a beneficiary who was named by the participant irrevocably may only be made with the written consent of the beneficiary. The estate or heirs of a beneficiary who dies prior to the participant or annuitant have no rights under the Contract. If no beneficiary survives the participant or annuitant, payment will be made to the participant, if living, or to the participant's estate if the participant has died. Certain restrictions may apply in the case of qualified Certificates.


Assignment. Upon notice to Merrill Lynch Life, the participant may make a collateral assignment of his or her rights under the Contract by transferring the participant's Certificate to a creditor as a security for a debt. If the Contract is issued pursuant to a qualified Plan, the participant's rights under the Contract may not be assigned, pledged or transferred, unless permitted by law. A collateral assignment does not change ownership of the Certificate. The rights of a collateral assignee have priority over the rights of a beneficiary. A collateral assignment may have federal income tax consequences. (See "Federal Tax Considerations--Transfers, Assignments, or Exchanges of a Certificate" on page 19.)


Notices and Elections. Generally, all notices, changes and choices the participant makes under the Contract must be in writing, signed by the proper party and received at Merrill Lynch Life's Service Center to be effective. However, a participant (and, once a proper authorization form is submitted to Merrill Lynch Life's Service Center, a participant's Financial Consultant) may select by telephone the subaccounts in which the subaccount value at the end of a Guarantee Period is to be invested. Participants may also select by telephone the subaccounts from which partial withdrawals are to be made. In addition, choices regarding the Maximum Guarantee Period Option, pursuant to which Merrill Lynch Life transfers subaccount values in the absence of instructions from a participant, may be made by telephone. Merrill Lynch Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. Merrill Lynch Life will not be liable for following telephone instructions that it reasonably believes to be genuine. Notices, changes and choices relating to beneficiaries will take effect as of the date signed unless Merrill Lynch Life has already acted in reliance on the prior status.


Amendment of Contract and Certificates. Merrill Lynch Life may amend the Contract and the Certificates at any time as may be necessary to conform to any applicable law, regulation or ruling issued by a government agency.

Deferral of Payments. All sums payable by Merrill Lynch Life are payable at its Service Center. Merrill Lynch Life may require return of a Certificate prior to making payment. Merrill Lynch Life may defer payments of partial or full withdrawals for up to six months.

Free Look Right. When the participant receives the Contract, it should be reviewed carefully to make sure it is what the participant intended to purchase. Generally, within ten days after the participant receives the Certificate, he or she may return it for a refund. Some states allow a longer period of time to return the Certificate. The Certificate must be delivered to Merrill Lynch Life's Service Center or to the Financial Consultant who sold it for a refund to be made. Merrill Lynch Life will then refund to the participant all premiums paid into the Certificate. The Certificate will then be deemed void from the beginning. If a participant exercises his or her free look right, that participant may not submit another application with the same annuitant for ninety days.

Guarantee of Contracts and Certificates. The federal government or its instrumentalities does not guarantee the Contracts or Certificates. Merrill Lynch Life backs the guarantees associated with the Contracts and Certificates.

                         DISTRIBUTION OF THE CONTRACTS

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). MLPF&S' principal business address is World Financial Center, 250 Vesey Street, New York, New York 10281.

Contracts are sold by registered representatives (Financial Consultants) of MLPF&S who are also licensed through various Merrill Lynch Life Agencies ("MLLA") as insurance agents for Merrill Lynch Life. Merrill Lynch Life has entered into a distribution agreement with MLPF&S and companion sales agreements with MLLA through which agreements the Contracts are sold and the Financial Consultants are compensated by MLLA and/or MLPF&S. The maximum commission paid to the Financial Consultant is 2.0% of each premium. In addition, the maximum compensation paid to the Financial Consultant for each reinvestment is 1.8% of account value reinvested. Commissions may be paid in the form of non-cash compensation.

The maximum commission Merrill Lynch Life will pay to the applicable insurance agency to be used to pay commissions to Financial Consultants is 4.5% of each premium. In addition, the maximum compensation Merrill Lynch Life will pay to the applicable insurance agency to be used to pay compensation to Financial Consultants for reinvestment is 3.2% of account value reinvested.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD.

                           FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following discussion is general and is not intended as tax advice.

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon Merrill Lynch Life's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

MERRILL LYNCH LIFE DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR CERTIFICATE ISSUED THEREUNDER OR ANY TRANSACTION INVOLVING THE CONTRACTS OR CERTIFICATES.

The Contract may be purchased on a non-qualified tax basis ("non-qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("qualified Contract"). The qualified Contracts were designed for use by individuals whose premium payment is comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Section 401(a), 403, 404, 408, or 457 of the Internal Revenue Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to the participant, the annuitant, or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on Merrill Lynch Life's tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified Contracts or Certificates issued thereunder should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAXATION OF MERRILL LYNCH LIFE

Merrill Lynch Life is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The assets underlying the Contracts will be owned by Merrill Lynch Life. The income earned on such assets will be income to Merrill Lynch Life.

TAX STATUS OF THE CONTRACT

Merrill Lynch Life believes that the Contract will be treated as an annuity contract and that Merrill Lynch Life will be treated as owning the assets supporting the Contract for federal income tax purposes. Merrill Lynch Life, however, reserves the right to modify the Contract as necessary to prevent the contract owner or participant from being considered the owner of the assets supporting the Contract for federal tax purposes.

Furthermore, in order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Internal Revenue Code requires any non-qualified Contract to provide that (a) if any participant dies on or after the annuity commencement date but prior to the time the entire interest in the Certificate has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that participant's death; and (b) if any participant dies prior to the annuity commencement date, the entire interest in the Certificate will be distributed within five years after the date of the participant's death. These requirements will be considered satisfied as to any portion of the participant's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that participant's death. The participant's "designated beneficiary" (referred to herein as the "participant's beneficiary") is the person designated by such participant as a beneficiary and to whom the participant's interest in the Certificate passes by reason of death and must be a natural person. However, if the participant's "designated beneficiary" is the surviving spouse of the participant, the Certificate may be continued with the surviving spouse as the new participant. Solely for purposes of applying the provisions of Section 72(s) of the Code, when non-qualified Contracts are held by other than a natural person, the death of the annuitant is treated as the death of the participant.

The non-qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Internal Revenue Code, although no regulations interpreting these requirements have yet been issued. Merrill Lynch Life intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Internal Revenue Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified Contracts.

THE FOLLOWING DISCUSSION ASSUMES THAT THE CONTRACTS WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

FEDERAL TAXES

a.  In General

Section 72 of the Internal Revenue Code governs taxation of annuities in general. Merrill Lynch Life believes that a participant who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the account value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

A participant in any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract's account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective participant that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts whose participants are natural persons.

b.  Partial Withdrawals and Surrenders

In the case of a partial withdrawal or surrender under a qualified Contract or Certificate issued thereunder, under Section 72(e) of the Internal Revenue Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, a participant's "investment in the contract" can be zero. Special tax rules may be available for certain distributions under qualified Contracts.

In the case of a partial withdrawal under a non-qualified Contract before the annuity date, under Internal Revenue Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the account value immediately before the partial withdrawal (increased by the net excess, if any, of the sum of all Market Value Adjustments that increase any subaccount value over the sum of all Market Value Adjustments that decrease any subaccount value which result from the partial withdrawal) exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

It is important to note that the Contract is an integrated annuity contract and that therefore in determining the extent to which a withdrawal from one subaccount is taxable, the account value and "investment in the contract" for the entire Contract, not just the subaccount from which the withdrawal is made, will be taken into account.

In the case of a surrender under a non-qualified Contract, under Section 72(e) amounts received are generally treated as taxable income to the extent the net amount received exceeds the "investment in the contract" at that time.

c.  Annuity Payments

Although tax consequences may vary depending on the annuity option elected under the Contract, under Internal Revenue Code Section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity date. In this respect (prior to recovery of the investment in the contract), there is generally no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

d.  Penalty Tax on Certain Withdrawals

In the case of a distribution under a non-qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the participant attains age 59 1/2; (2) made as a result of death or disability of the participant; (3) received in substantially equal periodic payments over the life or life expectancy of the participant (or joint life or life expectancy of the participant and a designated beneficiary). In certain circumstances, other exceptions may apply. Other tax penalties may apply to certain distributions under a qualified Contract.

e.  Taxation of Death Benefit Proceeds

Amounts may be distributed from a Contract because of the death of the participant, the annuitant, or the coannuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

f.  Transfers, Assignments, or Exchanges of a Certificate

A transfer of ownership of a Certificate, the designation of an annuitant, payee or other beneficiary who is not also the participant, or the exchange of a Certificate may result in certain tax consequences to the participant that are not discussed herein. A participant contemplating any such transfer, assignment, or exchange of a Certificate should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

g.  Multiple Contracts or Certificates

All non-qualified annuity Contracts or Certificates issued thereunder entered into after October 21, 1988 that are issued by Merrill Lynch Life (or its affiliates) to the same owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e) of the Internal Revenue Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity Contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity Contract and a separate deferred annuity Contract as a single annuity Contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

h.  Withholding

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. As of January 1, 1993, Merrill Lynch Life is generally required to withhold on distributions under qualified Contracts.

i.  Possible Changes in Taxation

In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although, as of the date of this prospectus, Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as Internal Revenue Service regulation, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

j.  Other Tax Consequences

As noted above, the foregoing discussion of the federal income tax consequences under the Contract or Certificate issued thereunder is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect Merrill Lynch Life's understanding of current law and the law, or its interpretation by the Internal Revenue Service, may change. Federal estate and state and local income, estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

QUALIFIED PLANS

The Contract is designed for use with several types of qualified plans. These retirement plans may permit the purchase of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. The tax rules applicable to participants in qualified plans, including restrictions on contributions and benefits, taxation of distributions, and any tax penalties, vary according to the type of plan and the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, aggregate distributions in excess of $150,000 annually, distributions that do not satisfy specified requirements, and certain other transactions with respect to qualified plans. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified plans. Participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into Merrill Lynch Life's administration procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Certificates comply with applicable law. Following are brief descriptions of the various types of qualified plans in connection with which Merrill Lynch Life will issue a Contract. When issued in connection with a qualified plan, a Contract will be amended as necessary to conform to the requirements of the Internal Revenue Code.

H.R. 10 Plans

The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish qualified plans for themselves and their employees. In order to establish such a plan, a plan document, often in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by or for the self-employed person. Purchasers of Contracts for use with H.R. 10 Plans should seek competent advice regarding the suitability of the proposed plan documents and of the Contract to their specific needs.

Individual Retirement Annuities and Individual Retirement Accounts

Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Certificates for use with or as IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract for use with or as IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Contract and Certificate for use with or as IRAs.

Corporate Pension and Profit Sharing Plans


Section 401(a) of the Internal Revenue Code permits corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts in order to accumulate retirement savings under the plans. Corporate employers intending to use the Contracts in connection with such plans should seek competent advice.


Tax-Sheltered Annuities


Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of religious, charitable, educational and scientific organizations specified in Section 501(c)(3) of the Internal Revenue Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Premiums excluded from gross income will be subject to FICA taxes. Purchasers using the Contracts or Certificates as Tax-Sheltered Annuities should seek competent advice as to eligibility, limitations on permissible amounts of premiums and tax consequences on distribution. Withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements, including earnings, are prohibited unless made after the participant attains age 59 1/2, upon the participant's separation of service, upon the participant's death or disability, or for an amount not greater than the total of such contributions in the case of hardship.


Section 457 Deferred Compensation ("Section 457") Plans

Under Section 457 of the Internal Revenue Code, employees and independent contractors who perform services for tax-exempt employers may participate in a
Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age additional "catch-up" deferrals are permitted.

The deferred amounts will be used by the employer to purchase Certificates under the Contracts. Certificates will be issued to the employer, and all account values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract or Certificate and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in certain limited cases.


Restrictions under Qualified Contracts



Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued.


                                 PREMIUM TAXES

Various states, municipalities and jurisdictions impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Merrill Lynch Life will pay these taxes when due, and a charge for any premium taxes imposed by a state, local government or jurisdiction will be deducted from the contract value on the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, Merrill Lynch Life will also deduct a charge for these taxes on any withdrawal, surrender or death benefit effected under a Certificate. Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%.


Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the participant's state or jurisdiction of residence, Merrill Lynch Life's status within that state or jurisdiction, and the premium tax laws of that state or jurisdiction.

           EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 PROVISIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes fiduciary, prohibited transaction and other requirements with respect to employee benefit plans to which it applies. In certain circumstances these requirements may be applicable to the management of an insurance company account. Merrill Lynch Life believes that the account established for the Contracts is a guaranteed contract separate account within the meaning of Prohibited Transaction Class Exemption 81-82 and that assets attributed to the account will not be treated as "plan assets" under regulations promulgated by the Department of Labor. Prior to purchasing a Contract or Certificate, however, the fiduciary responsible for investments of a plan subject to ERISA should become fully informed regarding the relevant terms of the Contract, including the market value adjustment and withdrawal charge, and should take account of the anticipated liquidity needs of the plan in determining whether to purchase the Contract or Certificate.

          MORE INFORMATION ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY

A.  HISTORY AND BUSINESS


Merrill Lynch Life was incorporated under the laws of the State of Washington on January 27, 1986 by Family Life Insurance Company ("Family Life") which at the time was an indirect wholly owned subsidiary of Merrill Lynch. Merrill Lynch Life is engaged in the sale of life insurance and annuity products. During 1986 and 1987 its insurance activities were limited as Merrill Lynch Life sought to obtain licenses from various jurisdictions to conduct life insurance and annuity business. Merrill Lynch Life commenced the public sale of insurance products in 1988. The products introduced during 1988 consisted of single premium and flexible premium annuity contracts.



Effective December 28, 1990, Merrill Lynch Life entered into an indemnity reinsurance agreement with Family Life (the "Family Life agreement"), whereby Merrill Lynch Life agreed to indemnify Family Life for all of its liabilities under life insurance and annuity contracts issued by it and distributed by MLPF&S. As a result of the Family Life agreement, Merrill Lynch Life received from Family Life $2,361,197,000, representing the value of the statutory reserve liabilities attributable to such contracts, excluding variable annuity contracts, less a ceding commission payable to Family Life. In March of 1991, Family Life and Merrill Lynch Life entered into an assumption reinsurance agreement. Under the terms of the assumption reinsurance agreement, as state regulatory approvals are obtained, these contracts become direct contract owner obligations of Merrill Lynch Life. At various dates during 1991, Merrill Lynch Life and two affiliates, Tandem Insurance Group, Inc. ("Tandem") and Royal Tandem Life Insurance Company (now named ML Life Insurance Company of New York), assumption reinsured substantially all of the contracts under the Family Life agreement. Merrill Lynch Life transferred to the two affiliates assets approximately equal to the statutory reserve liabilities attributable to the contracts assumption reinsured by them. Contracts not assumed remain subject to the Family Life agreement, and Merrill Lynch Life is responsible for the servicing of these contracts. Those contracts assumed by Tandem subsequently became contracts of Merrill Lynch Life as a result of the merger of Tandem with and into Merrill Lynch Life, as described below.

On June 12, 1991, Family Life was sold to Financial Industries Corporation, and contemporaneously Merrill Lynch Life became a direct wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"), an indirect wholly owned subsidiary of Merrill Lynch.

On August 30, 1991, Merrill Lynch Life redomesticated from the State of Washington to the State of Arkansas and is subject to primary regulation by the Arkansas Insurance Department.


On October 1, 1991, Tandem, an affiliate of Merrill Lynch Life, was merged with and into Merrill Lynch Life. Tandem, which at the time of its organization in 1952 was named Cornbelt Insurance Company, had various names and was under various ownership until 1986. Tandem became a wholly owned subsidiary of Tandem Financial Group, Inc. ("TFG"), a joint venture between Merrill Lynch and The Equitable Life Assurance Society of the United States ("the Equitable"), on July 31, 1986, and in October 1989, Merrill Lynch purchased the remaining interest in TFG from the Equitable and became its sole shareholder. At that time, TFG and Tandem became indirect wholly owned subsidiaries of Merrill Lynch. On September 6, 1990, TFG changed its name to Merrill Lynch Insurance Group, Inc.


On December 31, 1990, pursuant to an indemnity reinsurance and assumption agreement entered into on November 14, 1990 by Tandem and Royal Tandem Life Insurance Company, Tandem and Royal Tandem Life Insurance Company reinsured on a 100% indemnity basis all variable life insurance policies ("reinsured policies") issued by Monarch Life Insurance Company ("Monarch Life") and sold through an affiliate of MLPF&S. As a result, Tandem became obligated to reimburse Monarch Life for its net amount at risk with regard to the reinsured policies. In connection with the indemnity reinsurance agreement, assets of approximately $553 million supporting general account reserves were transferred from Monarch Life to Tandem.

On various dates during 1991, Tandem and Royal Tandem Life Insurance Company assumed the reinsured policies, wherever permitted by appropriate regulatory authorities, replacing Monarch Life. In connection with the assumption, separate account assets and reserves associated with the reinsured policies of approximately $2,625 million were transferred to Tandem. The aggregate face amount of the reinsured policies assumed by Tandem was approximately $6,200 million.

Information pertaining to contract owner deposits, contract owner account balances, and capital contributions can be found in Merrill Lynch Life's financial statements which are contained herein.


Merrill Lynch Life is currently licensed in 49 states, the District of Columbia, the Virgin Islands, and Guam. During 1995, life insurance and annuity sales were made in all states Merrill Lynch Life was licensed in, with the largest concentration in Florida, 16%, Texas, 11%, and California, 8%, as measured by total contract owner deposits.



Merrill Lynch Life's insurance products are sold primarily by licensed agents affiliated with MLLA and other life insurance agencies affiliated with MLPF&S. Insurance sales will be made by career life insurance agents whose sole responsibility is the sale and servicing of insurance and by Financial Consultants of MLPF&S who are also licensed as insurance agents. At December 31, 1995, approximately 9,780 agents affiliated with MLLA were authorized to act for Merrill Lynch Life.

B.  SELECTED FINANCIAL DATA

The following selected financial data for Merrill Lynch Life should be read in conjunction with the financial statements and notes thereto included in this Prospectus.


                                                                 SELECTED FINANCIAL DATA
                                                           FOR THE PERIODS ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------
                                            1995           1994           1993           1992           1991
                                         -----------    -----------    -----------    -----------    -----------
                                                                     (IN THOUSANDS)
Net Investment Income.................   $   376,166    $   433,536    $   586,461    $   712,739    $   787,603
Earnings Before Federal Income Tax....   $   118,785    $    89,883    $    72,775    $    25,667    $    14,068
Net Earnings..........................   $    76,482    $    66,005    $    47,860    $    17,031    $    11,608
Total Assets..........................   $12,402,003    $11,604,074    $12,249,577    $11,783,961    $12,241,054
Stockholder's Equity..................   $   596,837    $   559,571    $   687,055    $   762,474    $   741,314



C. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Financial Statements and Notes to Financial Statements included herein.



Business Environment



Merrill Lynch Life conducts its business in the life insurance and annuity markets of the financial services industry. These markets are faced with an increased strengthening of the regulatory environment with particular emphasis on company solvency and sales practice monitoring. The legal barriers which have historically segregated many of the markets in the financial services industry are being challenged through both legislative and judicial processes. The distribution channels for life insurance and annuity products are diversifying and now include banks, full service and discount brokers, and financial planners. Demographically, the population is aging, which favors life insurance and annuity products. In particular, markets are anticipated to expand for estate planning products, annuities, long term care and business insurance. However, changes in tax laws that are currently being debated by Congress and the President of the United States may reduce or eliminate the tax advantages of certain of these products, resulting in either their reduced marketability or their obsolescence.



Summary



Merrill Lynch Life sells variable and interest sensitive life insurance and annuity products through Merrill Lynch's retail network of Financial Consultants. Merrill Lynch Life competes for Merrill Lynch's clients' life insurance and annuity business with non-affiliated insurers whose products are also sold through Merrill Lynch's retail network ("non-proprietary products"), and with insurers who solicit this business directly. In the view of management, the product lines which Merrill Lynch Life offers are highly competitive with most major life insurers offering similar products. Merrill Lynch Life competes with these insurers by integrating its products into Merrill Lynch's planning based financial management program. Merrill Lynch Life also seeks to provide superior customer service and financial management to promote the competitiveness of its products. Merrill Lynch Life's customer service centers have established standards of performance that are monitored on a regular basis. Managers and employees in the customer service centers are periodically evaluated based on their performance in meeting these standards. Merrill Lynch Life's financial management is based on conservative investment and liability management and regular monitoring of its risk profile.

Merrill Lynch Life has strategically placed its marketing emphasis on the sale of variable annuities, modified guaranteed annuities and variable life insurance products. These products are designed to address the retirement and estate planning needs of Merrill Lynch's clients.



Both interest sensitive and variable deferred annuities currently provide certain tax advantages that similar non-insurance investments do not possess. Congressional action could limit or eliminate this tax advantage. Such actions could have significant competitive consequences on the insurance industry in general and Merrill Lynch Life in particular.



During 1995 Merrill Lynch Life experienced a substantial decrease in sales volume of its variable annuity product. A significant portion of the decline was anticipated. During 1994 and 1993, Merrill Lynch Life had $1.9 billion and $1.3 billion, respectively, of fixed rate annuity contracts which reached the expiration of their interest rate guarantee period. Primarily as a result of the low interest rate environment during 1993 and the first half of 1994, a substantial portion of such contract owners elected to tax-free exchange into Merrill Lynch Life's variable annuity. During 1995, the amount of fixed rate annuity contracts which reached the expiration of their interest rate guarantee period declined substantially, resulting in approximately 61% of the reduction in variable annuity sales volume. Management attributes the remaining reduction in sales volume to two additional factors. During 1995, Merrill Lynch began offering for sale several non-proprietary variable annuity products resulting in reduced sales of Merrill Lynch Life's variable annuity product. Additionally, Merrill Lynch Life's variable annuity received relatively negative performance evaluations by certain mutual fund research firms, during 1995, as a result of the performance of several of the product's core fund portfolios which did not meet or exceed fund category averages.



There are several factors which management believes may positively impact sales on a medium term and long term basis. As previously stated, one of Merrill Lynch Life's core goals is to provide superior customer service to its clients. As evidence of progression towards this goal, during 1995, Merrill Lynch Life's annuity service center was awarded the Florida Governor's Sterling Award for Quality and Excellence in the Service Sector and the Rochester Institute of Technology's College of Business/USA Today Quality Cup for Service Organizations. During the fourth quarter of 1995, the senior portfolio manager for four of the variable annuity's core fund portfolios was changed. The new manager is currently in the process of restructuring the investment composition of these portfolios with the goal of achieving enhanced performance. In addition, Merrill Lynch Life has several product development and enhancement initiatives ongoing with implementation anticipated during 1996.



The following describes Merrill Lynch Life's primary products and discusses the sales activity for the three years ended December 31, 1995:



Merrill Lynch Life's variable annuity product provides tax deferred savings with the opportunity for diversified investing in a wide selection of underlying mutual fund portfolios. Deposits received from sales of this product were $497 million, $1.528 billion and $1.348 billion for 1995, 1994 and 1993, respectively. A significant portion of the deposits received from sales of the variable annuity product during each of these periods was a result of tax-free exchanges from Merrill Lynch Life's fixed rate annuity products. For 1995, 1994 and 1993, approximately $137 million, $763 million and $649 million, respectively, of deposits were a result of internal tax-free exchanges.



Merrill Lynch Life's modified guaranteed annuity product provides a guaranteed fixed interest crediting rate for a period selected by the contract owner, but imposes a market value adjustment for withdrawals prior to the expiration of the guarantee period. Deposits received from the sales of this product were $254 million, $319 million and $153 million for 1995, 1994 and 1993, respectively. For 1995, 1994 and 1993, approximately $140 million, $209 million and $70 million, respectively, of deposits were a result of internal tax-free exchanges from Merrill Lynch Life's fixed rate annuity products. Sales of this product were concentrated during the second half of 1994 and the first half of 1995 reflecting the movement of interest rates which peaked during December 1994.



Merrill Lynch Life offers two primary types of variable life insurance. These products allow the policyholder to allocate the cash value of the policy to underlying diversified mutual fund portfolios. The first type of variable life insurance product provides life insurance protection with maximum cash value accumulation. The second type of variable life insurance product adopts a universal life design and is primarily utilized in the clients' estate planning strategies. The variable life insurance products were first introduced during the fourth quarter of 1992. Sales of both products during 1995, 1994 and 1993 were approximately $69 million, $63 million and $32 million, respectively.



During 1995, 1994 and 1993, Merrill Lynch Life had approximately $630 million, $1.892 billion and $1.269 billion, respectively, of fixed rate deferred annuities that reached the expiration of their interest rate guarantee periods. At the expiration of an interest rate guarantee period, the contract owner has an option to either surrender the contract without incurring a surrender charge, or to "renew" with an adjustment of the interest crediting rate to the prevailing rate at the time of renewal. Merrill Lynch Life has also offered those contract owners electing to surrender the opportunity to exchange their contract for either a variable annuity or modified guaranteed annuity contract issued by Merrill Lynch Life. The following table summarizes the contract owners' selections for 1995, 1994 and 1993:



                                                        1995                1994                1993
                                                  ----------------    ----------------    ----------------
                                                  AMOUNT      %       AMOUNT      %       AMOUNT      %
                                                  ------    ------    ------    ------    ------    ------
                                                                   (DOLLARS IN MILLIONS)
Renewed with an adjustment to the applicable
  interest crediting rate......................    $161        26%    $  309       16%    $  273       22%
Exchanged into either the variable annuity
  product or the modified guaranteed annuity
  product......................................     199        31%       854       45%       453       36%
Surrendered....................................     270        43%       729       39%       543       42%
                                                  ------    ------    ------    ------    ------    ------
Total..........................................    $630       100%    $1,892      100%    $1,269      100%
                                                  ======     =====    ======     =====    ======     =====



As described above, Merrill Lynch Life has been strategically migrating from underwriting interest sensitive, general account products to underwriting primarily variable, separate account products. Such products address the need of the consumer to diversify insurance related invested assets through the use of mutual fund portfolios and unit investment trusts with the associated insulation of a separate account provided under Arkansas insurance law. Since the contract owner assumes most investment risks with variable products, many of the conventional risks an insurer of general account products assumes, such as interest rate risk, asset/ liability matching and asset default risk, are not borne by Merrill Lynch Life. Since Merrill Lynch Life does not bear those risks in connection with its variable products, capital needs should be significantly reduced. In this regard, Merrill Lynch Life has developed a comprehensive capital management plan that will continue to provide appropriate levels of capital for the risks which Merrill Lynch Life assumes, but will allow Merrill Lynch Life to reduce its absolute level of surplus. In implementing this plan, Merrill Lynch Life paid $100 million, $150 million and $120 million dividends during 1995, 1994 and 1993, respectively, to MLIG.



Financial Condition



At December 31, 1995, Merrill Lynch Life's assets were $12.402 billion, or $798 million higher than the $11.604 billion at December 31, 1994. The increase in assets is attributable to increases in the market value of investments in both the general account and separate accounts. During 1995, interest rates declined in excess of 200 basis points resulting in a $305 million increase in the market value of general account fixed maturity securities investments. After adjustments to deferred policy acquisition costs and Federal income taxes -- deferred, total general account assets increased $185 million during 1995 as a result of the declining interest rate environment. Separate accounts investments increased $644 million as a result of market value increases benefiting from both the declining interest rate environment and the strong equity markets. During 1995 the Dow Jones Industrial Average increased 33% and the Standard and Poor's 500 Index increased 34% from their December 31, 1994 levels.

During 1995, Merrill Lynch Life continued to experience contract owner withdrawals exceeding deposits. Withdrawals for 1995 were $1.068 billion compared to deposits of $567 million resulting in a net cash outflow of $501 million.



Merrill Lynch Life continued during 1995 to concentrate its marketing emphasis on the sale of variable products, resulting in the reallocation of assets from the general account to the separate accounts. As of December 31, 1995 and 1994, Merrill Lynch Life's percentage of separate accounts assets to total assets was 55% and 50%, respectively. Merrill Lynch Life anticipates that the percentage of separate accounts assets to total assets will continue to increase.



Merrill Lynch Life maintains a conservative general account investment portfolio. Merrill Lynch Life's investment in equity securities, mortgages and real estate are significantly below the industry average. The following schedule identifies Merrill Lynch Life's general account invested assets by type:



Investment Grade Fixed Maturity Securities...........................................     72%
Policy Loans.........................................................................     21%
Non-Investment Grade Fixed Maturity Securities.......................................      4%
Mortgage Loans on Real Estate........................................................      2%
Equity Securities....................................................................      1%
Real Estate..........................................................................      0%
                                                                                        -----
                                                                                         100%
                                                                                        =====



Merrill Lynch Life's investment in collateralized mortgage obligations ("CMO") and mortgage backed securities ("MBS") had a carrying value of $647 million as of December 31, 1995. At December 31, 1995, approximately 61% of Merrill Lynch Life's CMO and MBS holdings were fully collateralized by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. Merrill Lynch Life held at December 31, 1995 approximately $87 million of CMO and MBS securities which had relatively higher projected cash flow volatility in changing interest rate environments as compared to Merrill Lynch Life's CMO and MBS investment portfolio taken as a whole. CMOs and MBS securities are structured to allow the investor to determine, within certain limits, the amount of interest rate risk, prepayment risk and default risk that the investor is willing to accept. It is this level of risk that determines the degree to which the yields on CMOs and MBS securities will exceed the yields that can be obtained from similarly rated corporate securities.



During 1995, Merrill Lynch Life foreclosed on one commercial mortgage loan with an outstanding principal balance of $2 million and a carrying value of $1 million. The carrying value approximates the fair value of this property. Merrill Lynch Life also allowed three commercial mortgages with an outstanding principal amount of $10 million to be satisfied for $7 million. Merrill Lynch Life anticipates further foreclosures in its commercial real estate portfolio. Substantially all Merrill Lynch Life's investments in mortgage loans have balloon payments due at the expiration of their loan term. It is anticipated that for those loans where the collateralized property is performing well in its market, the mortgage will be fully satisfied at the maturity date as the borrower obtains alternative financing. For those loans where the collateralized property is not performing well in its market, it is anticipated that the borrowers will be unable to obtain alternative financing. Merrill Lynch Life will determine on an individual loan basis the appropriate actions to maximize the return on its investment, including both restructurings and foreclosures. Management anticipates that approximately $88 million of Merrill Lynch Life's investment in mortgage loans as of December 31, 1995 will be either restructured or foreclosed upon on or before the expiration of the loan term. Merrill Lynch Life continues to carry reserves for potential losses from mortgage loans.



During 1995, Merrill Lynch Life sold four real estate properties with a carrying value of $8 million for a realized gain of $1 million.



As of December 31, 1995, Merrill Lynch Life had 76,685 life insurance and annuity contracts in-force with interest rate guarantees. The estimated average rate of interest credited on behalf of contract owners was

5.73% during 1995. The liabilities related to insurance contracts with interest rate guarantees were supported by invested assets with an estimated effective yield of 7.95% during 1995.



During 1991, and to a lesser extent 1992, there were certain highly publicized life insurance insolvencies. Merrill Lynch Life has utilized public information to estimate what future assessments it will incur as a result of these insolvencies. At December 31, 1995 and 1994, Merrill Lynch Life had accrued an estimated liability for future guaranty fund assessments of $21 million and $25 million, respectively. Merrill Lynch Life regularly monitors public information regarding insurer insolvencies and will adjust its estimated liability where appropriate. (See Note 7 of the Notes to the Financial Statements for more information concerning guaranty fund assessments.)



Liquidity and Capital Resources



Merrill Lynch Life's liquidity requirements include the payment of sales commissions and other underwriting expenses and the funding of its contractual obligations for the life insurance and annuity contracts it has in-force. Merrill Lynch Life has developed and utilizes a cash flow projection system and regularly performs asset/liability duration matching in the management of its asset and liability portfolios. Merrill Lynch Life anticipates funding all its cash requirements utilizing cash from operations, normal investment maturities and anticipated calls and repayments, consistent with prior years. As of December 31, 1995, Merrill Lynch Life's assets included $3.223 billion of cash, short-term investments and investment grade publicly traded fixed maturity securities that could be liquidated if funds were required.



In order to continue to market life insurance and annuity products, Merrill Lynch Life must meet or exceed the statutory capital and surplus requirements of the insurance departments of the states in which it conducts business. Statutory accounting practices differ from generally accepted accounting principles in two major respects; under statutory accounting practices, the acquisition costs of new business are charged to expense and the required additions to statutory reserves for new business in some cases may initially exceed the statutory revenues attributable to such business. These practices result in a reduction of statutory income and surplus at the time of recording new business.



The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 1995 and 1994, based on the RBC formula, Merrill Lynch Life's total adjusted capital level was in excess of the minimum amount of capital required to avoid regulatory action.



Merrill Lynch Life believes that it will be able to fund the capital and surplus requirements of projected new business from current statutory earnings and existing statutory capital and surplus. If sales of new business significantly exceed projections, Merrill Lynch Life may have to look to its parent and other affiliated companies to provide the capital or borrowings necessary to support its current marketing efforts. Merrill Lynch Life's future marketing efforts could be hampered should its parent and/or affiliates be unwilling to commit additional funding.



Results of Operations



Merrill Lynch Life's gross earnings are principally derived from two sources; the net income from investment of fixed rate life insurance and annuity contract owner deposits less interest credited to contract owners, commonly known as spread, and the charges imposed on variable life insurance and variable annuity contracts. The costs associated with acquiring contract owner deposits are amortized over the period in which Merrill Lynch Life anticipates holding those funds. In addition, Merrill Lynch Life incurs expenses associated with the maintenance of in-force contracts.

1995 compared to 1994



Merrill Lynch Life recorded net earnings of $76 million and $66 million for 1995 and 1994, respectively.



Net investment income and interest credited to policyholders' account balances for 1995 as compared to 1994 have declined by approximately $57 million and $52 million, respectively, resulting in a $5 million reduction in interest spread. The reductions in net investment income, interest credited to policyholders' account balances and interest spread are primarily attributable to the reduction in fixed rate contracts in-force.



Merrill Lynch Life experienced net realized investment gains of $5 million during 1995 as compared to net realized investment losses of $15 million during 1994. During 1994, Merrill Lynch Life's trading portfolios experienced $12 million of realized and unrealized losses during the first ten months of 1994. Merrill Lynch Life ceased utilizing the trading portfolio classification on November 1, 1994. During 1994, Merrill Lynch Life established $5 million of valuation allowances for mortgage loans on real estate. No valuation allowances were established during 1995. Normal sales activity in Merrill Lynch Life's fixed maturity securities available for sale portfolios benefited from the declining interest rates during 1995 and contributed to the $3 million increase in gains from these securities.



Policy charge revenue increased approximately $15 million during the current year as compared to 1994. The increase is primarily attributable to the 21% increase in policyholders' account balances, as compared to December 31, 1994, of the variable annuity product.



Policy benefits increased approximately $2 million during the current year to $19 million. This increase was primarily attributable to mortality costs associated with Merrill Lynch Life's variable annuity product reflecting the growth in contracts in-force.



Amortization of deferred policy acquisition costs declined $11 million during the current year as compared to 1994. Approximately $8 million of the decrease in amortization is attributable to the retrospective adjustment of deferred policy acquisition costs as a result of revising the assumptions of estimated future gross profits of certain annuity and life products. The remaining change was attributable to the period to period decline in fixed rate annuity contracts in-force partially offset by the period to period increase in variable annuity contracts in-force.



Insurance expenses and taxes increased $9 million during 1995 to $44 million. Approximately $6 million of the increase was attributable to a reduction in the amount of expenses which were capitalized reflecting the decline in sales volume of Merrill Lynch Life's annuity products. Additionally, the increase in the variable annuity products policyholders' account balances resulted in a $4 million increase in asset based commissions during 1995 as compared to 1994. Partially offsetting these items was an approximate $1 million decrease in the amount of allowances established for future assessments related to the rehabilitation of insolvent and/or impaired life insurance companies. Total general operating expenses of $37 million were unchanged during 1995 as compared to 1994.



Merrill Lynch Life's effective federal income tax rate increased from 27% for 1994 to 36% for 1995 principally as a result of recording an adjustment to prior years' tax liabilities during 1994.



1994 compared to 1993



Merrill Lynch Life recorded net earnings of $66 million and $48 million for 1994 and 1993, respectively.



Net investment income and interest credited to policyholders' account balances for 1994 as compared to 1993 declined by approximately $153 million and $141 million, respectively, resulting in a $12 million reduction in interest spread. The reductions in net investment income, interest credited to policyholders' account balances and interest spread were primarily attributable to the reduction in fixed rate contracts in-force.



Merrill Lynch Life experienced net realized investment losses of $15 million during 1994 as compared to net realized investment gains of $63 million during 1993. During 1994, there was significant volatility in the debt markets with ending values generally being lower at December 31, 1994 than they were at December 31, 1993. Reflecting the general declines in value, Merrill Lynch Life's trading portfolios experienced $12 million of realized and unrealized losses during the first ten months of 1994 as compared to $8 million of realized and unrealized gains during 1993. As well, dispositions in the available for sale portfolios resulted in substantially reduced net realized investment gains during 1994 as compared to the same period during 1993. During 1994 and 1993, Merrill Lynch Life established $5 million and $13 million, respectively, of valuation allowances for mortgage loans on real estate and real estate available for sale. Merrill Lynch Life sold real estate investments resulting in realized gains (losses) of $3 million and $(2) million during 1994 and 1993, respectively.



Policy charge revenue increased approximately $31 million during 1994 as compared to 1993. During 1994, Merrill Lynch Asset Management, L.P. ("MLAM") and MLIG entered into an agreement with respect to administrative services for the Merrill Lynch Series Fund, Inc. ("Series Fund") and Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds"). Merrill Lynch Life invests in the various mutual fund portfolios of the Series Fund and the Variable Series Funds in connection with the variable life and variable annuities Merrill Lynch Life has in-force. Under this agreement, MLAM pays compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Series Fund and the Variable Series Funds to MLAM. Merrill Lynch Life received from MLIG its allocable share of such compensation in the amount of $13 million during 1994. The remaining increase was primarily attributable to the 85% increase in policyholders' account balances, as compared to December 31, 1993, of the variable annuity product.



The market value adjustment expense is attributable to Merrill Lynch Life's modified guaranteed annuity product. This contract provision results in a market value adjustment to the cash surrender value of those contracts that are surrendered before the expiration of their interest rate guarantee period. Due to the current lower level of interest rates as compared to the average guaranteed interest rate of the in-force contracts, this market value adjustment generally has resulted in an expense to Merrill Lynch Life. Merrill Lynch Life's modified guaranteed annuity experienced a decrease in surrenders during 1994 as compared to 1993. The decrease in surrender activity and the recent rise in interest rates resulted in the $25 million decrease in the market value adjustment expense.



Reinsurance premium ceded increased approximately $1 million from $13 million during 1993 to $14 million for 1994. This increase was primarily attributable to the increase in average attained age of Merrill Lynch Life's life insurance policyholders. As the average age of the policyholders increases, the cost to Merrill Lynch Life of reinsurance increases.



Amortization of deferred policy acquisition costs declined $40 million during 1994 as compared with 1993. Merrill Lynch Life adjusts the amortization of deferred policy acquisition costs based on realized investment gains recognized on normal dispositions in Merrill Lynch Life's investment portfolios. The decline in realized investment gains during 1994 as compared to 1993 contributed to the reduction in amortization of deferred policy acquisition costs. Additionally, contributing to the decrease in amortization was a decline in fixed rate annuity contracts in-force partially offset by the increase in the variable annuity contracts in-force.



Insurance expenses and taxes decreased $13 million during 1994 as compared to 1993. Approximately $4 million of the decrease was attributable to a period to period reduction in the amount of allowances established for future assessments related to the rehabilitation of insolvent and/or impaired life insurance companies. The remaining reduction in expenses was attributable to operational efficiencies and the completion during 1993 of certain policy administration system enhancements.



Merrill Lynch Life's effective federal income tax rate decreased from 34% during 1993 to 27% for 1994 principally as a result of recording an adjustment to prior years' tax liabilities during 1994.



Segment Information



Merrill Lynch Life's operations consist of one business segment, which is the sale of life insurance and annuity products. Merrill Lynch Life is not dependent upon any single customer, and no single customer accounted for more than 10% of its revenues during 1995.



Inflation



Merrill Lynch Life's operations have not been materially impacted by inflation and changing prices during the preceding three years.

D.  REINSURANCE


Portions of life insurance risks are reinsured with other companies. Merrill Lynch Life has reinsurance agreements with a number of other insurance companies for individual life insurance. The maximum retention on any one life is approximately $500,000.

E.  CONTRACT OWNER ACCOUNT BALANCES


Merrill Lynch Life records on its books liabilities for life insurance and annuity products which are equal to the full accumulation value of such contracts plus a mortality provision for certain of its products, which will be sufficient to meet Merrill Lynch Life's contract obligations at their maturities or in the event of a participant's death.


F.  INVESTMENTS

Merrill Lynch Life's assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate and certain other investments. All of Merrill Lynch Life's assets, except for separate account assets supporting variable products, are available to meet its obligations under the Contracts.


Merrill Lynch Life makes investments in accordance with investment guidelines that take into account investment quality, liquidity and diversification, and invests assets supporting Contract guarantees primarily in investment grade fixed income assets such as mortgage-backed securities, collateralized mortgage obligations and corporate debentures. At December 31, 1995 invested assets supporting Contract guarantees consisted of $3,808 million of fixed maturity securities available for sale, $1,039 million of policy loans, $121 million of mortgage loans on real estate, $21 million of equity securities available for sale, and $6 million of real estate.



At December 31, 1995, Merrill Lynch Life's assets included $3,223 million of cash, short-term investments, and investment grade publicly traded fixed maturity securities supporting Contract guarantees.



At December 31, 1995, approximately $1,357 million was invested in fixed maturity securities rated BBB by Standard and Poor's (or similar rating agency). Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.



At December 31, 1995, approximately $210 million (5.5%) of Merrill Lynch Life's fixed maturity securities invested in securities considered non-investment grade. Merrill Lynch Life defines non-investment grade as unsecured corporate debt obligations which do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB or higher and are not guaranteed by an agency of the federal government. Non-investment grade securities are speculative and are subject to significantly greater risks related to the creditworthiness of the issuers and the liquidity of the market for such securities. Merrill Lynch Life carefully selects, and closely monitors, such investments.


G.  COMPETITION

Merrill Lynch Life is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,800 stock, mutual and other types of insurers in the life insurance business in the United States, a number of which are substantially larger than Merrill Lynch Life.

H.  CERTAIN AGREEMENTS

Investment Management Agreement


Merrill Lynch Life has entered into an investment management agreement with MLAM, a subsidiary of Merrill Lynch, pursuant to which MLAM provides investment management and related accounting services with respect to Merrill Lynch Life's publicly traded investments. Merrill Lynch Life pays a fee to MLAM for these services. Merrill Lynch Life paid reimbursements of $2.6 million, $2.7 million, and $2.8 million during the years ended December 31, 1995, 1994, and 1993, respectively, to MLAM for such services.


Service Agreement


Merrill Lynch Life and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain data processing, legal, actuarial, management, advertising and other services to Merrill Lynch Life. Expenses incurred by MLIG in relation to this service agreement are reimbursed by Merrill Lynch Life on an allocated cost basis. Charges billed to Merrill Lynch Life by MLIG pursuant to the agreement were $43.0 million, $44.2 million, and $55.8 million for the years ended December 31, 1995, 1994, and 1993, respectively.


General Agency Agreement


Merrill Lynch Life has entered into a general agency agreement with MLLA pursuant to which registered representatives of MLPF&S who are also Merrill Lynch Life's licensed insurance agents solicit applications for contracts issued by Merrill Lynch Life. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA by Merrill Lynch Life under the general agency agreement were $44.0 million, $84.2 million, and $67.1 million during the years ended December 31, 1995, 1994, and 1993, respectively. (See "Distribution of the Contracts" on page 16.)


I.  EMPLOYEES

Merrill Lynch Life, as a result of its Management Services Agreement with MLIG, has no direct employees. Instead, various management services are provided by MLIG, as described above under "Service Agreement". The cost of these services is allocated to Merrill Lynch Life.


Certain officers of Merrill Lynch Life also perform services for affiliates of Merrill Lynch Life, and their salaries are allocated among Merrill Lynch Life and such affiliates. (See "Directors and Executive Officers" on page 34.)


J.  PROPERTIES


Merrill Lynch Life's home office is located in Little Rock, Arkansas. In addition, personnel performing services for Merrill Lynch Life pursuant to its Management Services Agreement operate in MLIG office space. Merrill Lynch Insurance Group Services, Inc. ("MLIGS"), an affiliate of MLIG, owns office space in Jacksonville, Florida. MLIGS also leases certain office space in Springfield, Massachusetts from Picknelly Family Limited Partnership. MLIG occupies certain office space in Plainsboro, New Jersey through Merrill Lynch. An allocable share of the cost of each of these premises is paid by Merrill Lynch Life through the service agreement with MLIG.


K.  STATE REGULATION

Merrill Lynch Life is subject to the laws of the State of Arkansas governing insurance companies and to the regulations of the Arkansas Insurance Department (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Annual Statement") is filed with the Insurance Department each year covering Merrill Lynch Life's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Merrill Lynch Life's books and accounts are subject to review by the Insurance Department at all times. A full examination of Merrill Lynch Life's operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.


In addition, Merrill Lynch Life is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Merrill Lynch Life is required to file the Annual Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.


The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Annual Statement. It is anticipated that these standards will have no significant effect upon Merrill Lynch Life. For additional information about the Risk-Based Capital adequacy monitoring system and Merrill Lynch Life, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" on page 28.


In addition, many states regulate affiliated groups of insurers, such as Merrill Lynch Life, and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies which have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. For information regarding Merrill Lynch Life's estimated liability for future guaranty fund assessments, see Note 7 of Notes to Financial Statements.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of Merrill Lynch Life are subject to various federal securities laws and regulations. In addition, current and proposed federal measures which may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                        DIRECTORS AND EXECUTIVE OFFICERS


Merrill Lynch Life's directors and executive officers and their positions with Merrill Lynch Life are as follows:



                 NAME (AGE)                           POSITION(S) WITH MERRILL LYNCH LIFE
---------------------------------------------    ---------------------------------------------
Anthony J. Vespa (54)........................    Chairman of the Board, President, and Chief
                                                 Executive Officer
Joseph E. Crowne (49)........................    Director, Senior Vice President, Chief
                                                 Financial Officer, Chief Actuary, and
                                                 Treasurer
Barry G. Skolnick (44).......................    Director, Senior Vice President, General
                                                 Counsel, and Secretary
David M. Dunford (47)........................    Director, Senior Vice President, and Chief
                                                 Investment Officer
Gail R. Farkas (44)..........................    Director and Senior Vice President
Robert J. Boucher (50).......................    Senior Vice President, Variable Life
                                                 Administration



Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Some directors have held various executive positions with insurance company subsidiaries of Merrill Lynch Life's indirect parent, Merrill Lynch. The principal positions of Merrill Lynch Life's directors and executive officers for the past five years are listed below:



Mr. Vespa joined Merrill Lynch Life in January 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S. From February 1991 to February 1994, he held the position of District Director and First Vice President of MLPF&S. Prior to February 1991, he held the position of Senior Resident Vice President of MLPF&S.



Mr. Crowne joined Merrill Lynch Life in June 1991. Prior to June 1991, he was a Principal with Coopers & Lybrand.



Mr. Skolnick joined Merrill Lynch Life in November 1990. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch and First Vice President of MLPF&S. Prior to May 1992, he held the position of Senior Counsel of Merrill Lynch.



Mr. Dunford joined Merrill Lynch Life in July 1990.



Ms. Farkas joined Merrill Lynch Life in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.



Mr. Boucher joined Merrill Lynch Life in May 1992. Prior to May 1992, he held the position of Vice President of Monarch Financial Services, Inc. (formerly Monarch Resources, Inc.).



No shares of Merrill Lynch Life are owned by any of its directors or executive officers, as it is a wholly owned subsidiary of MLIG. The directors and executive officers of Merrill Lynch Life, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch.

EXECUTIVE COMPENSATION

Certain executive officers and directors of Merrill Lynch Life also perform services for affiliates of Merrill Lynch Life, and the salaries of all such individuals are allocated among Merrill Lynch Life and such affiliates.

                   COMPENSATION TABLES AND OTHER INFORMATION


The following tables set forth information with respect to the Chief Executive Officer and the four most highly compensated executive officers of Merrill Lynch Life as to whom the total annual salary and bonus for the fiscal year ended December 31, 1995 paid by Merrill Lynch Life exceeded $100,000.


                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                ANNUAL COMPENSATION           COMPENSATION(1)
                                             --------------------------   -----------------------
                                                                                  AWARDS
                                                                          -----------------------

                                                                          RESTRICTED
                                                                            STOCK      SECURITIES
                                                                            AWARDS     UNDERLYING    ALL OTHER
        NAME AND PRINCIPAL POSITION          YEAR    SALARY     BONUS     (2)(3)(4)     OPTIONS     COMPENSATION
-------------------------------------------- ----   --------   --------   ----------   ----------   ------------
Anthony J. Vespa                             1995   $ 65,184   $293,220    $ 65,160       5,079      8,458(5)
Chairman of the Board, President and Chief   1994     63,469    267,383      48,615       5,445      7,292
Executive Officer
(Since February 1994)
Joseph E. Crowne                             1995    113,100    165,503      28,275         735      5,468(5)
Senior Vice President, Chief Actuary and     1994    111,150    177,840      33,345       1,245      5,002
  Chief Financial Officer                    1993    109,800    219,600      32,940       1,017      5,766
David M. Dunford                             1995    163,275    167,940      38,486         998      6,301(5)
Senior Vice President, Chief Investment      1994    162,575    157,930      34,838       1,301      4,181
  Officer                                    1993    159,950    173,660      41,130       1,270      5,143
Robert J. Boucher                            1995    117,750    211,850      42,390       1,102      6,361(5)
Senior Vice President, Variable Life         1994    112,625    193,715      40,545       1,514      5,406
Administration                               1993    107,000    192,600      38,520       1,190      6,583
Barry G. Skolnick                            1995     88,270    115,430      45,832       1,188      5,775(5)
Senior Vice President, General Counsel       1994    101,010    132,090      55,361       2,067      4,662
                                             1993     84,150    153,000      51,638       1,591      5,701


---------------
(1) Awards were made in January or February of the succeeding fiscal year for performance in the year indicated.

(2) Amounts shown are for awards granted in February 1996 for performance in 1995, in February 1995 for performance in 1994, and in February 1994 for performance in 1993. The February 1994 awards were of Restricted Units; the other awards were split equally between Restricted Shares and Restricted Units. All awards have been valued for this table using closing prices of Common Stock of Merrill Lynch on the Consolidated Transaction Reporting System on the dates of grant of such awards; the closing price on February 1, 1996, the effective date of the grant for performance in 1995, was $57.25. Shares and units granted in February 1995 and February 1996 vest three years following grant. Shares are restricted from transferability for an additional two years after vesting. Units granted in February 1994 have a four-year vesting period, but may vest following the end of the 1996 fiscal year based upon the achievement of a cumulative return on equity of 60%.


(3) Dividends are paid on unvested Restricted Shares and dividend equivalents are paid on unvested Restricted Units. Such dividends and dividend equivalents are equal in amount to the dividends paid on shares of Merrill Lynch Common Stock.


(4) The number and value of Restricted Shares and Restricted Units held by executive officers named in the table as of December 31, 1995 are as follows: Mr. Vespa (681 shares and 681 units--$69,462); Mr. Crowne (848 shares and 848 units--$86,496); Mr. Dunford (963 shares and 963 units--$98,226); Mr. Boucher (1,014 shares and 1,014 units--$103,428); and
     Mr. Skolnick (1,371 shares and

     1,371 units--$139,842). These amounts do not include Restricted Shares and Restricted Units awarded in 1996 for performance in 1995.


(5) Amounts shown for 1995 consist of the following: (i) contributions made in 1995 by Merrill Lynch Life to accounts of employees under the 401(k) Savings and Investment Plan--Mr. Vespa ($611), Mr. Dunford ($1,400), Mr. Boucher ($1,413) and Mr. Skolnick ($1,019); (ii) allocations made in 1995 to accounts of employees under the defined contribution retirement program (including allocations and cash payments made because of limitations imposed by the Internal Revenue Code)--Mr. Vespa ($7,847), Mr. Crowne ($2,640), Mr. Dunford ($4,901), Mr. Boucher ($4,948) and Mr. Skolnick ($4,756); and (iii) contributions made in 1995 to account of an employee under the Employee Stock Purchase Plan--Mr. Crowne ($2,828).


                       OPTION GRANTS IN LAST FISCAL YEAR


                                               %
                                              OF
                                              TOTAL
                                              OPTIONS
                                      NUMBER  GRANTED
                                      OF      TO
                                      SECURITIES EMPLOYEES EXERCISE         GRANT
                                      UNDERLYING IN  PRICE                  DATE
                               FISCAL OPTIONS FISCAL  ($ PER   EXPIRATION  PRESENT
            NAME               YEAR(1) GRANTED YEAR  SHARE)     DATE(2)    VALUE(3)
-----------------------------  ----   -----   ---   --------   ---------   -------
Anthony J. Vespa.............  1995   5,079   .07%  $54.5625   1/24/2006   $77,458
Joseph E. Crowne.............  1995     735   .01%   54.5625   1/24/2006    11,209
David M. Dunford.............  1995     998   .01%   54.5625   1/24/2006    15,220
Robert J. Boucher............  1995   1,102   .01%   54.5625   1/24/2006    16,806
Barry G. Skolnick............  1995   1,188   .01%   54.5625   1/24/2006    18,118


---------------

(1) Reflects awards made in January 1996 for performance in 1995. Does not include awards made in January 1995 for performance in 1994; these awards were reflected in Merrill Lynch Life's Prospectus for the Contracts dated May 1, 1995.


(2) All options are exercisable as follows: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years.


(3) Valued using a modified Black-Scholes option pricing model. The exercise price of each option ($54.5625) is equal to the average of the high and low prices on the Consolidated Transaction Reporting System of a share of Merrill Lynch Common Stock on January 24, 1996, the date of grant. The assumptions used for the variables in the model were: 26% volatility (which is the volatility of the Common Stock for the 36 months preceding grant); a 5.68% risk-free rate of return (which is the yield as of the date of grant on a U.S. Treasury Strip (zero-coupon bond) maturing in February 2006 as quoted in The Wall Street Journal); a 1.9% dividend yield (which was the dividend yield on the date of grant); and a 10-year option term (which is the term of the option when granted). A discount of 25% was applied to the option value yielded by the model to reflect the non-marketability of employee options. The actual gain executives will realize on the options will depend on the future price of the Merrill Lynch Common Stock and cannot be accurately forecast by application of an option pricing model.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                                     OPTIONS                   IN-THE-MONEY OPTIONS
                               SHARES                           AT FISCAL YEAR-END            AT FISCAL YEAR-END(1)
                                                           ----------------------------    ----------------------------
                             ACQUIRED ON       VALUE
           NAME               EXERCISE      REALIZED(2)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------   -----------    -----------    -----------    -------------    -----------    -------------

Anthony J. Vespa..........          0         $     0             0           5,445         $       0        $86,100
Joseph E. Crowne..........      2,331          27,658             0           3,230                 0         50,385
David M. Dunford..........          0               0         7,292           3,492           240,759         53,595
Robert J. Boucher.........          0               0         1,306           3,270            21,314         48,345
Barry G. Skolnick.........          0               0         3,841           4,678            95,522         71,228


---------------

(1) This valuation represents the difference between $51.00, the closing price of Merrill Lynch Common Stock on December 29, 1995 on the Consolidated Transaction Reporting System, and the exercise price of these options.



(2) This valuation represents the difference between the average of the high and low price of the Merrill Lynch Common Stock on the Consolidated Transaction Reporting System on the date of exercise, and the exercise price of the options exercised.


Directors of Merrill Lynch Life receive no compensation in addition to their compensation as officers of Merrill Lynch Life.

                               LEGAL PROCEEDINGS

There is no material pending litigation to which Merrill Lynch Life is a party or of which any of its property is the subject, and there are no legal proceedings contemplated by any governmental authorities against Merrill Lynch Life of which it has any knowledge.

                                 LEGAL MATTERS

The organization of Merrill Lynch Life, its authority to issue the Contracts, and the validity of the form of the Contracts have been passed upon by Barry G. Skolnick, Merrill Lynch Life's Senior Vice President and General Counsel. Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

                                    EXPERTS


The financial statements of Merrill Lynch Life as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two World Financial Center, New York, New York 10281-1433.


                             REGISTRATION STATEMENT

Registration statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 that relate to the Contract. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

INDEPENDENT AUDITORS' REPORT



The Board of Directors of
Merrill Lynch Life Insurance Company:

We have audited the accompanying balance sheets of Merrill Lynch Life Insurance Company (the "Company"), a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 1995 and 1994, and the related statements of earnings, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP
February 26, 1996

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 1995 AND 1994
(Dollars in Thousands)
==============================================================================

ASSETS                                                                            1995           1994
                                                                              ------------   ------------
INVESTMENTS:
 Fixed maturity securities available for sale, at estimated fair value
   (amortized cost: 1995 - $3,648,983; 1994 - $4,014,272)                     $ 3,807,870    $ 3,867,833
 Equity securities available for sale, at estimated fair value
   (cost: 1995 - $19,683; 1994 - $15,946)                                          21,433         16,777
 Mortgage loans on real estate                                                    121,248        149,249
 Real estate held for sale
   (accumulated depreciation:  1995 - $81;  1994 - $515)                            5,874         12,955
 Policy loans on insurance contracts                                            1,039,267        985,213
                                                                              ------------   ------------
          Total Investments                                                     4,995,692      5,032,027


CASH AND CASH EQUIVALENTS                                                          48,924        139,087
ACCRUED INVESTMENT INCOME                                                          91,942         95,133
DEFERRED POLICY ACQUISITION COSTS                                                 372,418        466,334
FEDERAL INCOME TAXES - DEFERRED                                                     2,222         38,919
REINSURANCE RECEIVABLES                                                             1,552          1,832
RECEIVABLES FROM AFFILIATES - NET                                                       0          3,113
OTHER ASSETS                                                                       54,900         28,656
SEPARATE ACCOUNTS ASSETS                                                        6,834,353      5,798,973

                                                                              ------------  -------------
TOTAL ASSETS                                                                  $12,402,003    $11,604,074
                                                                              ============  =============



See notes to financial statements.

==============================================================================

(caption>




LIABILITIES AND STOCKHOLDER'S EQUITY                                             1995            1994
                                                                             --------------  ------------
LIABILITIES:
 POLICY LIABILITIES AND ACCRUALS:
   Policyholders' account balances                                            $  4,851,718   $ 5,148,971
   Claims and claims settlement expenses                                            29,812        26,177
                                                                              -------------  ------------
          Total policy liabilities and accruals                                  4,881,530     5,175,148
 OTHER POLICYHOLDER FUNDS                                                           13,607        21,221
 LIABILITY FOR GUARANTY FUND ASSESSMENTS                                            21,144        24,774
 OTHER LIABILITIES                                                                  53,566        36,775
 FEDERAL INCOME TAXES - CURRENT                                                      7,033         2,274
 AFFILIATED PAYABLES - NET                                                           2,429             0
 SEPARATE ACCOUNTS LIABILITIES                                                   6,825,857     5,784,311
                                                                              -------------  ------------
          Total Liabilities                                                     11,805,166    11,044,503
                                                                              -------------  ------------


STOCKHOLDER'S EQUITY:
 Common stock, $10 par value - 200,000 shares
   authorized, issued and outstanding                                                2,000         2,000
 Additional paid-in capital                                                        501,455       535,450
 Retained earnings                                                                  76,482        66,005
 Net unrealized investment gain (loss)                                              16,900       (43,884)
                                                                              -------------  ------------
          Total Stockholder's Equity                                               596,837       559,571
                                                                              -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                     $12,402,003   $11,604,074
                                                                              =============  ============


MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(Dollars in Thousands)
===================================================================

                                                                      1995         1994         1993
                                                                  -----------  -----------  ----------
REVENUES:
 Investment revenue:
   Net investment income                                          $  376,166   $  433,536   $  586,461
   Net realized investment gains (losses)                              4,525      (14,543)      63,052
 Policy charge revenue                                               141,722      126,284       95,684
                                                                  -----------  -----------  -----------
        Total Revenues                                               522,413      545,277      745,197
                                                                  -----------  -----------  -----------

BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                261,760      313,585      454,671
 Market value adjustment expense                                       5,805        6,307       30,816
 Policy benefits (net of reinsurance recoveries: 1995 - $6,482;
   1994 - $6,338; 1993 - $6,004)                                      19,374       16,858       17,030
 Reinsurance premium ceded                                            13,896       13,909       12,665
 Amortization of deferred policy acquisition costs                    58,669       69,662      109,456
 Insurance expenses and taxes                                         44,124       35,073       47,784
                                                                  -----------  -----------  -----------
        Total Benefits and Expenses                                  403,628      455,394      672,422
                                                                  -----------  -----------  -----------
        Earnings Before Federal Income Tax Provision                 118,785       89,883       72,775
                                                                  -----------  -----------  -----------
FEDERAL INCOME TAX PROVISION:
 Current                                                              38,335       22,503       20,112
 Deferred                                                              3,968        1,375        4,803
                                                                  -----------  -----------  -----------
        Total Federal Income Tax Provision                            42,303       23,878       24,915
                                                                  -----------  -----------  -----------

NET EARNINGS                                                      $   76,482   $   66,005   $   47,860
                                                                  ===========  ===========  ===========








See notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(Dollars in Thousands)
===========================================================================

                                                                                  Net
                                                  Additional                   unrealized          Total
                                       Common      paid-in       Retained      investment      stockholder's
                                       stock       capital       earnings      gain (loss)        equity
                                    ----------  ------------  ------------  --------------  -----------------
BALANCE, JANUARY 1, 1993            $   2,000   $   654,717   $   102,873   $       2,884   $        762,474

 Dividend to Parent                                 (17,127)     (102,873)                          (120,000)
 Net earnings                                                      47,860                             47,860
 Net unrealized investment loss                                                    (3,279)            (3,279)
                                    ----------  ------------  ------------  ---------------  ----------------
BALANCE, DECEMBER 31, 1993              2,000       637,590        47,860            (395)           687,055

 Dividend to Parent                                (102,140)      (47,860)                          (150,000)
 Net earnings                                                      66,005                             66,005
 Net unrealized investment loss                                                   (43,489)           (43,489)
                                    ----------  ------------  ------------  ---------------  ----------------
BALANCE, DECEMBER 31, 1994              2,000       535,450        66,005         (43,884)           559,571

 Dividend to Parent                                 (33,995)      (66,005)                          (100,000)
 Net earnings                                                      76,482                             76,482
 Net unrealized investment gain                                                    60,784             60,784
                                    ----------  ------------  ------------  --------------  -----------------
BALANCE, DECEMBER 31, 1995          $   2,000   $   501,455   $    76,482   $      16,900   $        596,837
                                    ==========  ============  ============  ==============  =================














See notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1994
(Dollars in Thousands)
=========================================================================

                                                                            1995           1994           1993
                                                                       -------------   ------------   ------------
OPERATING ACTIVITIES
 Net earnings                                                          $     76,482    $    66,005    $    47,860
   Adjustments to reconcile net earnings to net
     cash and cash equivalents provided (used)
     by operating activities:
     Amortization of deferred policy acquisition
      costs                                                                  58,669         69,662        109,456
     Capitalization of policy acquisition costs                             (54,014)      (108,829)       (91,189)
     Depreciation, (accretion) and amortization of investments               (6,763)        (4,516)         1,142
     Net realized investment (gains) losses                                  (4,525)        14,543        (63,052)
     Interest credited to policyholders' account balances                   261,760        313,585        454,671
     Provision for deferred Federal income tax                                3,968          1,375          4,803
     Cash and cash equivalents provided (used) by
      changes in operating assets and liabilities:
      Accrued investment income                                               3,191         25,204         18,460
      Receivables from affiliates - net                                       5,542         (2,324)        (3,427)
      Claims and claims settlement expenses                                   3,635          5,882         12,730
      Federal income taxes - current                                          4,759         (7,848)       (19,888)
      Other policyholder funds                                               (7,614)        (7,547)        14,131
      Liability for guaranty fund assessments                                (3,630)        (3,309)           979
     Policy loans                                                           (54,054)       (60,634)       (90,118)
     Investment trading securities                                                0         11,352        (145,972)
     Other, net                                                              (9,296)       (39,206)         49,424
      Net cash and cash equivalents provided                           -------------   ------------   -------------
        by operating activities                                             278,110        273,395         300,010
                                                                       -------------   ------------   -------------



                                                           (Continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(Concluded) (Dollars In Thousands)
========================================================================

                                                                            1995           1994           1993
                                                                       -------------   ------------   -------------
INVESTING ACTIVITIES:
 Fixed maturity securities sold                                             618,101        845,227         571,337
 Fixed maturity securities matured                                          570,923      1,323,705       2,776,992
 Fixed maturity securities purchased                                       (814,535)      (676,976)     (1,866,857)
 Equity securities available for sale sold                                   15,723         18,868           6,451
 Equity securities available for sale purchased                             (17,984)        (1,998)         (8,983)
 Mortgage loans on real estate principal payments received                   30,767         32,341          35,561
 Mortgage loans on real estate acquired                                      (3,608)             0            (674)
 Real estate held for sale sold                                               9,710         25,346           7,408
 Real estate held for sale - improvements acquired                             (683)        (1,060)              0
 Recapture of investment in Separate Accounts                                 6,559              0          29,389
 Investment in Separate Accounts                                               (377)       (15,212)        (20,000)
                                                                       -------------   ------------   -------------
      Net cash and cash equivalents provided
        by investing activities                                             414,596      1,550,241       1,530,624
                                                                       -------------   ------------   -------------

FINANCING ACTIVITIES:
 Dividends paid to parent                                                  (100,000)      (150,000)       (120,000)
 Policyholders' account balances:
   Deposits                                                                 567,430        966,861         814,314
   Withdrawals (net of transfers to/from Separate Accounts)              (1,250,299)    (2,623,628)     (2,574,854)
                                                                       -------------   ------------   -------------
      Net cash and cash equivalents used
        by financing activities                                            (782,869)    (1,806,767)     (1,880,540)
                                                                       -------------   ------------   -------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                           (90,163)        16,869         (49,906)

CASH AND CASH EQUIVALENTS
 Beginning of year                                                          139,087        122,218         172,124
                                                                       -------------   ------------   -------------
 End of year                                                           $     48,924    $   139,087    $    122,218
                                                                       =============   ============   =============

Supplementary Disclosure of Cash Flow Information:
 Cash paid for:
   Federal income taxes                                                $     33,576    $    30,351    $     40,000
   Intercompany interest                                                      1,310            679             737





See notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly-owned subsidiary of Merrill Lynch Insurance Group,
Inc.)

NOTES TO FINANCIAL STATEMENTS
 (Dollars in Thousands)


 NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Reporting: Merrill Lynch Life Insurance Company (the "Company") is a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co.").

 The Company sells non-participating life insurance and annuity products which comprise one business segment. The primary products that the Company currently markets are immediate annuities, market value adjusted annuities, variable life insurance and variable annuities. The Company is currently licensed to sell insurance in forty-nine states, the District of Columbia, the U.S. Virgin Islands and Guam. The Company markets its products solely through the retail network of Merrill Lynch Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly-owned subsidiary of Merrill Lynch & Co.

 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for stock life insurance companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition: Revenues for the Company's interest sensitive life, interest sensitive annuity, variable life and variable annuity products consist of policy charges for the cost of insurance, deferred sales charges, policy administration charges and/or withdrawal charges assessed against policyholders' account balances during the period.

 Policyholders' Account Balances: Liabilities for the Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest crediting rates for the Company's fixed rate products are as follows:

 Interest sensitive life products        4.00% - 6.90%
 Interest sensitive deferred annuities   3.08% - 8.77%
 Immediate annuities                     4.00% -10.00%

 These rates may be changed at the option of the Company, subject to minimum guarantees, after initial guaranteed rates expire.

 Liabilities for unpaid claims equal the death benefit for  those claims  which have been reported to the Company and an  estimate
 based   upon  prior  experience  for  those  claims  which   are
 unreported as of the valuation date.

 Reinsurance: In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on a single life.

 Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the
 Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $567 that can be drawn upon for delinquent reinsurance recoverables.

 As of December 31, 1995, the Company had life insurance in-force which was ceded to other life insurance companies of $2,302,776.

 Deferred Policy Acquisition Costs: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

 Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance, which are primarily related  to  and  vary  with  the production  of  new  business.
 Certain costs and expenses reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing in-force policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed.

 Included  in  deferred policy acquisition costs are those  costs related to the acquisition by assumption reinsurance of insurance contracts from unaffiliated insurers. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

 The Company has entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-year period using an effective interest rate of 9.01%. This reinsurance agreement provides for payment of contingent ceding commissions based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions will be capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                                  1995             1994            1993
                               ----------       ----------       ----------
 Beginning balance             $ 133,388        $ 139,647        $ 150,450
 Capitalized amounts              13,708           12,517            6,987
 Interest accrued                 11,620           12,582           13,136
 Amortization                    (33,883)         (31,358)         (30,926)
                               ----------       ----------       ----------
 Ending balance                $ 124,833        $ 133,388        $ 139,647
                               ==========       ==========       ==========

 The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                    1996       $14,917
                    1997        11,418
                    1998         7,639
                    1999         6,676
                    2000         6,028

 Investments: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), the Company classifies its investments in fixed maturity securities and equity securities as available for sale securities. These securities may be sold for the Company's general liquidity needs, asset/liability management strategy, credit dispositions and investment opportunities. These securities are carried at estimated fair value with unrealized gains and losses included in stockholder's equity. If a decline in value of a security is determined by management to be other than temporary, the carrying value is adjusted to the estimated fair value at the date of this determination and recorded in the net realized investment gains (losses) caption of the statement of earnings.

 During 1993 and 1994, the Company utilized the trading securities classification available under SFAS No. 115. Trading securities represented securities that were managed with an investment objective to maximize total return subject to the Company's quality guidelines. These securities were carried at estimated fair value with unrealized gains and losses included in the statement of earnings. All securities that were classified as trading securities on November 1, 1994 were transferred to the available for sale classification at their respective estimated fair values on that date. The difference between the market value at November 1, 1994 and par value will be amortized into income based on the Company's premium amortization and discount accrual policies.

 For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date and interest income is accrued daily. For equity securities, dividends are recognized on the ex-dividend date. Realized gains and losses on the sale or maturity of the investments are determined on the basis of identified cost.

 Fixed maturity securities may contain securities which are considered high yield. The Company defines high yield fixed maturity securities as unsecured corporate debt obligations which do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB or higher, and are not guaranteed by an agency of the federal government. Probable losses are recognized in the period that a decline in value is determined to be other than temporary.

 During 1994, the Company adopted SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS No. 119"). SFAS No. 119 requires increased disclosures regarding derivative financial instruments. SFAS No. 119 defines derivative financial instruments as futures, forward, swap and option contracts or other financial instruments with similar characteristics. As of December 31, 1995 and 1994, the Company holds only interest rate swap contracts.

 The Company has outstanding certain interest rate swap contracts which are carried at estimated fair value and recorded as a component of fixed maturity securities available for sale. Interest income, realized gains and losses and unrealized gains and losses are recorded on the same basis as fixed maturity securities available for sale.

 Mortgage loans on real estate are stated at unpaid principal balances net of valuation allowances. Such valuation allowances are based on the decline in value expected to be realized on those mortgage loans which may not be collectible in full. In establishing valuation allowances management considers, among other things, the estimated fair value of the underlying collateral.

 The Company recognizes income from mortgage loans on real estate based on the cash payment interest rate of the loan, which may be different from the accrual interest rate of the loan for certain outstanding mortgage loans. The Company will recognize a realized gain at the date of the satisfaction of the loan at contractual terms for loans where there is a difference between the cash payment interest rate and the accrual interest rate. For all loans the Company stops accruing income when an interest payment default either occurs or is probable.

 During 1995 the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which was an amendment to SFAS No. 114. SFAS No. 114, as amended, requires that for impaired loans, the impairment shall be measured based on the present  value of expected future cash flows discounted  at  the loan's effective interest rate or the fair value of the collateral. Impairments of mortgage loans on real estate are established as valuation allowances and recorded to net realized investment gains or losses. There was no impact on either financial position or earnings as a result of adopting SFAS No. 114, as amended.

 The Company has previously made commercial mortgage loans collateralized by real estate and direct investments in commercial real estate. The return on and the ultimate recovery of these loans and investments are generally dependent on the successful operation, sale or refinancing of the real estate. The Company employs a system to monitor the effects of current and expected real estate market conditions and other factors when assessing the collectability of mortgage loans and the recoverability of the Company's real estate investments. When, in management's judgment, these assets are impaired, appropriate losses are recorded. Such estimates necessarily include assumptions, which may include anticipated improvements in selected market conditions for real estate, which may or may not occur. The more significant assumptions management considers involve estimates of the following: lease absorption and sales rate; real estate values and rates of return; operating expenses; required capital improvements; inflation; and sufficiency of any collateral independent of the real estate. Management believes that the carrying value approximates the fair value of these investments.

 Real estate available for sale, including real estate acquired in satisfaction of debt subsequent to its acquisition date, is stated at depreciated cost less valuation allowances and estimated selling costs. Depreciation is computed using the straight-line method over the estimated useful lives of the properties, which generally is 40 years.

 Policy loans on insurance contracts are stated at unpaid principal balances.

 Federal Income Taxes: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current Federal tax liability.

 The Company accounts for Federal Income Taxes in compliance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109") which requires an asset and liability method in recording income taxes on all transactions that have been recognized in the financial statements. SFAS No. 109 provides that deferred taxes be adjusted to reflect tax rates at which future tax liabilities or assets are expected to be settled or realized.

 Separate Accounts: The Separate Accounts are established in conformity with Arkansas insurance law, the Company's domiciliary state, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

 Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of policyholders, are shown as separate captions in the balance sheets.

 Statements of Cash Flows: For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

 Reclassifications:  To facilitate comparisons with  the  current
 year,   certain   amounts   in  the  prior   years   have   been
 reclassified.

NOTE 2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

 The carrying value of financial instruments which approximates the estimated fair value of these financial instruments as of December 31 were:

                                                                  1995                 1994
                                                              ------------        ------------
  Assets:
   Fixed maturity securities available for sale:
    Securities (1)                                            $ 3,807,310         $ 3,866,886
    Interest rate swaps (2)                                           560                 947
                                                              ------------        ------------
      Total fixed maturity securities available for sale        3,807,870           3,867,833
                                                              ------------        ------------
   Equity securities available for sale (1)                        21,433              16,777
   Mortgage loans on real estate (3)                              121,248             149,249
   Policy loans on insurance contracts (4)                      1,039,267             985,213
   Cash and cash equivalents (5)                                   48,924             139,087
   Separate Accounts assets (6)                                 6,834,353           5,798,973
                                                              ------------        ------------
  Total financial instruments recorded as assets              $11,873,095         $10,957,132
                                                              ============        ============


 (1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provision for credit risk, based upon the assumption that such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 1995 and 1994, securities without a readily ascertainable market value, having an amortized cost of $425,469 and $564,665, had an estimated fair value of $448,785 and $564,682, respectively.

 (2) Estimated fair values for the Company's interest rate swaps are based on a discounted cash flow approach.

 (3)  The  estimated fair value of mortgage loans on real  estate
      approximates  the  carrying  value.  See  Note  1   for   a
      discussion of the Company's valuation process.

 (4) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

 (5) The estimated fair value of cash and cash equivalents approximates the carrying value.

 (6) Assets held in the Separate Accounts are carried at quoted market values.

NOTE 3.   INVESTMENTS

 The amortized cost (cost for equity securities) and estimated fair value of investments in fixed maturity securities and equity securities as of December 31 were:

                                                                               1995
                                                                               ----
                                                                       Gross          Gross        Estimated
                                                      Amortized       Unrealized     Unrealized       Fair
                                                        Cost            Gains          Losses         Value
                                                     ------------    ------------   ------------   ------------
  Fixed maturity securities available for sale:
   Corporate debt                                    $ 2,917,628     $   138,159    $     7,526    $ 3,048,261
   Mortgage-backed securities                            625,866          22,098            717        647,247
   U.S. Government and agencies                           99,213           6,286              0        105,499
   Municipals                                              4,277             532              0          4,809
   Foreign governments                                     1,999              55              0          2,054
                                                     ------------    ------------   ------------   ------------
      Total fixed maturity securities
        available for sale                           $ 3,648,983     $   167,130    $     8,243    $ 3,807,870
                                                     ============    ============   ============   ============

  Equity securities available for sale:
   Common stocks                                     $     2,746     $       498    $        63    $     3,181
   Non-redeemable preferred stocks                        16,937           1,428            113         18,252
                                                     ------------    ------------   ------------   ------------
      Total equity securities available for sale     $    19,683     $     1,926    $       176    $    21,433
                                                     ============    ============   ============   ============

                                                                               1994
                                                                               ----
                                                                       Gross          Gross        Estimated
                                                      Amortized       Unrealized     Unrealized       Fair
                                                        Cost            Gains          Losses         Value
                                                     ------------    ------------   ------------   ------------
  Fixed maturity securities available for sale:
   Corporate debt                                    $ 2,968,683     $    20,386    $   139,915    $ 2,849,154
   Mortgage-backed securities                            897,290           5,764         29,243        873,811
   U.S. Government and agencies                          139,513           1,059          4,392        136,180
   Municipals                                              4,588             115              0          4,703
   Foreign governments                                     4,198               0            213          3,985
                                                     ------------    ------------   ------------   ------------
      Total fixed maturity securities
        available for sale                           $ 4,014,272     $    27,324    $   173,763    $ 3,867,833
                                                     ============    ============   ============   ============
   Equity securities available for sale:
   Common stocks                                     $     8,489     $       641    $       632    $     8,498
   Non-redeemable preferred stocks                         7,457           1,092            270          8,279
                                                     ------------    ------------   ------------   ------------
      Total equity securities available for sale     $    15,946     $     1,733    $       902    $    16,777
                                                     ============    ============   ============   ============

 The  amortized  cost and estimated fair value of fixed  maturity
 securities   available  for  sale  at  December  31,   1995   by
 contractual maturity were:

                                                                            Estimated
                                                          Amortized           Fair
                                                            Cost              Value
                                                         ------------     ------------
  Fixed maturity securities available for sale:
   Due in one year or less                               $   288,438      $   290,754
   Due after one year through five years                   1,678,038        1,741,211
   Due after five years through ten years                    904,067          964,956
   Due after ten years                                       152,574          163,702
                                                         ------------     ------------
                                                           3,023,117        3,160,623
   Mortgage-backed securities                                625,866          647,247
    Total fixed maturity securities                      ------------     ------------
      available for sale                                 $ 3,648,983      $ 3,807,870
                                                         ============     ============

 Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

 The amortized cost and estimated fair value of fixed maturity securities available for sale at December 31, 1995 by rating agency equivalent were:

                                                                      Estimated
                                                    Amortized           Fair
                                                      Cost              Value
                                                   ------------      ------------
  AAA                                              $   848,951       $   881,712
  AA                                                   243,349           253,214
  A                                                  1,059,367         1,105,910
  BBB                                                1,292,081         1,356,964
  Non-investment grade                                 205,235           210,070
    Total fixed maturity securities                ------------      ------------
      available for sale                           $ 3,648,983       $ 3,807,870
                                                   ============      ============

 The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in connection with adjustments required by SFAS No. 115. The Company adjusts those assets and liabilities that would have been adjusted had the unrealized investment gains or losses from securities classified as available for sale actually been realized with corresponding credits or charges reported directly to stockholder's equity. The following reconciles the net unrealized investment gain (loss) as of December 31:

                                                     1995        1994
                                                  ----------  -----------
  Assets:
   Fixed maturity securities available for sale   $ 158,887   $ (146,439)
   Equity securities available for sale               1,750          831
   Deferred policy acquisition costs                (17,041)      72,220
   Federal income taxes - deferred                   (9,100)      23,629
   Separate Account assets                             (164)        (549)
                                                  ----------  -----------
                                                    134,332      (50,308)
                                                  ----------  -----------
  Liabilities:
   Policyholders' account balances                  117,432       (6,424)
                                                  ----------  -----------

  Stockholder's equity:
   Net unrealized investment gain (loss)          $  16,900   $  (43,884)
                                                  ==========  ===========

 The Company has entered into interest rate swap contracts for the purpose of minimizing exposure to fluctuations in interest rates of specific assets held. The notional amount of such swaps outstanding at December 31, 1995 and 1994 was $30,000. The Company has outstanding at December 31, 1995, three interest rate swap contracts for which the Company pays the six month LIBOR interest rate and receives a weighted average 9.8%. The outstanding interest rate swap contracts at December 31, 1995 will expire at various times during 1996. The average unexpired term at December 31, 1995 and 1994 was .25 years and
 1.2 years, respectively. All three interest rate swap contracts were with investment grade counterparties at December 31, 1995.

 There are no outstanding interest rate swaps in a loss position at December 31, 1995 and 1994. During 1995, 1994 and 1993, a
 net investment gain of $0, $470 and $0, respectively, was recorded in connection with interest rate swap activity.

 During 1995, 1994 and 1993, the Company did not enter into either matched or unmatched interest rate swap arrangements and did not act as an intermediary or broker in interest rate swaps.

 Proceeds and gross realized investment gains and losses from the sale of fixed maturity securities available for sale and held to maturity for the years ended December 31 were:

                                           1995         1994      1993
                                         ----------   ---------- -----------
  Proceeds                               $ 618,101    $ 845,227   $ 571,337
  Gross realized investment gains           11,694        8,398      71,599
  Gross realized investment losses           9,786        9,823       4,126

 During 1994, the Company ceased utilizing the trading securities classification. At the date of this action, the securities classified as trading were transferred to the available for sale portfolio at their estimated fair value. The estimated fair value of fixed maturity securities and equity securities transferred at the date of transfer was $134,984 and $6,989, respectively. At the date of transfer, amortized cost exceeded estimated fair value by $2,995. During 1994 and 1993, $(7,285) and $4,291, respectively, of unrealized holding gains (losses) from investment trading securities were recorded in net realized investment gains (losses).

 The  Company  had investment securities of $28,166  and  $26,651
 held  on  deposit  with  insurance  regulatory  authorities   at
 December 31, 1995 and 1994, respectively.

 At  December 31, 1995 and 1994, the Company retained $8,496  and
 $14,662  in  the Separate Accounts, including unrealized  losses
 of   $164  and  $549,  respectively.   The  investments  in  the

 Separate  Accounts  are  for the purpose of  providing  original
 funding   of   certain  mutual  fund  portfolios  available   as
 investment options to variable life and annuity policyholders.

 The Company's investment in mortgage loans on real estate are principally collateralized by commercial real estate. The largest concentrations of commercial real estate mortgage loans at December 31, 1995, as measured by the outstanding principal balance, are for properties located in California ($36,476 or 23%), Illinois ($28,299 or 18%) and Rhode Island ($19,404 or 12%).

 The  carrying  value  and  established valuation  allowances  of impaired  mortgage loans on real estate as of December 31,  1995 and 1994 are:

                                   1995               1994
                                 ---------          ---------
  Carrying value                 $ 88,068           $ 71,973
  Valuation allowance              35,881             40,070

 Additional  information on impaired loans for  the  years  ended
 December 31 follows:

                                                  1995        1994       1993
                                                ---------   ---------  ---------
  Average investment in impaired loans          $123,949    $112,043   $109,876
  Interest income recognized (cash-basis)          5,482       6,542      7,387

 For  the  years ended December 31, 1995, 1994 and 1993,  $1,300,
 $4,652 and 29,555, respectively, of real estate was acquired in satisfaction of debt.

 Net investment income arose from the following sources for the years ended December 31:

                                                       1995        1994        1993
                                                    ----------  ----------  ----------
  Fixed maturity securities                         $ 305,648   $ 368,023   $ 511,655
  Equity securities                                     1,329       2,408       4,143
  Mortgage loans on real estate                        12,250      15,014      20,342
  Real estate held for sale                               153         406          32
  Policy loans on insurance contracts                  53,576      50,232      46,129
  Cash equivalents                                      8,463       5,936       3,480
  Other                                                 1,753        (447)      7,655
                                                    __________  __________  __________
  Gross investment income                             383,172     441,572     593,436
  Less investment expenses                             (7,006)     (8,036)     (6,975)
                                                    __________  __________  __________
  Net investment income                             $ 376,166   $ 433,536   $ 586,461
                                                    ==========  ==========  ==========

Net realized investment gains (losses), including changes in valuation allowances for the years ended December 31:

                                                           1995      1994        1993
                                                        --------   ----------  ----------
  Fixed maturity securities available for sale          $ 1,908    $  (1,425)   $ 67,473
  Fixed maturity securities held for trading                  0      (11,889)      5,562
  Equity securities available for sale                    1,475        1,490          22
  Equity securities held for trading                          0         (580)      2,587
  Investment in Separate Account                           (369)           0       1,422
  Mortgage loans on real estate                             334       (4,967)     (9,310)
  Real estate held for sale                               1,177        2,828      (4,733)
  Other                                                       0            0          29
                                                        --------    ----------   ---------
  Net realized investment gains (losses)                $ 4,525     $ (14,543)   $ 63,052
                                                        ========    ==========   =========

 The following is a reconciliation of the change in valuation allowances which have been deducted in arriving at investment carrying values, as presented in the balance sheet, and changes thereto of the following classifications of investments for the years ended December 31:

                                     Balance at     Additions                Balance at
                                     Beginning      Charged to    Write -        End
                                      of Year       Operations     Downs       of Year
                                     ----------     ----------    --------   -----------
  Mortgage loans on real estate:
       1995                          $  40,070      $      0      $  4,189    $ 35,881
       1994                             45,924         4,966        10,820      40,070
       1993                             55,610         9,310        18,996      45,924

  Real estate held for sale:
       1995                              5,766             0         3,566       2,200
       1994                              7,628             0         1,862       5,766
       1993                              4,300         3,328             0       7,628

 The  Company  held investments at December 31,  1995  of  $8,609 which have been non-income producing for the preceding twelve months.

 During  1994, the Company committed to participate in a  limited
 partnership  that  invests  in leveraged  transactions.   As  of
 December  31, 1995, $920 has been advanced towards the Company's
 $10,000 commitment to the limited partnership.

NOTE 4.   FEDERAL INCOME TAXES

 The following is a reconciliation of the provision for income taxes based on income before income taxes, computed using the Federal statutory tax rate, with the provision for income taxes for the years ended December 31:

                                                          1995       1994       1993
                                                       ---------   ---------  ---------
  Provision for income taxes computed at Federal
    statutory rate                                     $ 41,575    $ 31,459   $ 25,471

  Increase (decrease) in income taxes resulting from:
    Release of policyholders' surplus                     1,991           0          0
    Tax deductible interest                                (718)          0          0
    Federal tax rate increase                                 0           0       (631)
    Dividend received deduction                            (532)     (7,363)       (28)
    Other                                                   (13)       (218)       103
                                                       ---------   ---------  ---------
  Federal income tax provision                         $ 42,303    $ 23,878   $ 24,915
                                                       =========   =========  =========

 The Federal statutory rate for each of the three years in the period ended December 31, 1995 was 35%.

 The Company provides for deferred income taxes resulting from temporary differences which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                            1995        1994       1993
                                                         ---------   ----------  ---------
  Deferred policy acquisition costs                      $ (2,179)   $   6,416   $ (9,030)
  Policyholders' account balances                              66        5,322      6,433
  Estimated liability for guaranty fund assessments           249        (153)     (1,066)
  Investment adjustments                                    5,563        3,276      7,941
  Other                                                       269      (13,486)       525
  Deferred Federal income tax                            ---------   ----------  ---------
   provision                                             $  3,968    $   1,375   $  4,803
                                                         =========   ==========  =========

Deferred tax assets and liabilities as of December 31, are determined as follows:

                                                                1995            1994
                                                              ---------      ---------
  Deferred tax assets:
   Policyholders' account balances                            $  94,087      $  94,153
   Net unrealized investment losses                                   0         23,629
   Investment adjustments                                        10,793         16,356
   Estimated liability for guaranty fund assessments              7,331          7,580
                                                              ----------     ----------
      Total deferred tax assets                                 112,211        141,718
                                                              ----------     ----------
  Deferred tax liabilities:
   Deferred policy acquisition costs                             96,862         99,041
   Net unrealized investment gains                                9,100              0
   Other                                                          4,027          3,758
                                                              ----------     ----------
      Total deferred tax liabilities                            109,989        102,799
                                                              ----------     ----------
      Net deferred tax asset                                  $   2,222      $  38,919
                                                              ==========     ==========

 The Company anticipates that all deferred tax assets will be realized, therefore no valuation allowance has been provided.

NOTE 5.   RELATED PARTY TRANSACTIONS

 The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $43,039, $44,176 and $55,843 for the years ended December 31, 1995, 1994 and 1993, respectively. The Company is allocated interest expense on its accounts payable to MLIG which approximates the daily Federal funds rate. Total intercompany interest paid was $1,310, $679 and $737 for 1995, 1994 and 1993, respectively.

 The Company and Merrill Lynch Asset Management, L.P. ("MLAM") are parties to a service agreement whereby MLAM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLAM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $2,635, $2,732 and $2,800 for 1995, 1994 and 1993, respectively.

 MLAM and MLIG have entered into an agreement with respect to administrative services for the Merrill Lynch Series Fund, Inc. ("Series Fund") and Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds"). The Company invests in the various mutual fund portfolios of the Series Fund and the Variable
 Series Funds in connection with the variable life and variable annuities the Company has in-force. Under this agreement, MLAM pays compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Series Fund and the Variable Series Funds to MLAM. The Company received from MLIG it's allocable share of such compensation in the amount of $13,293 and $12,600 during 1995 and 1994, respectively.

 The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $43,984, $84,231 and $67,102 for 1995, 1994 and 1993, respectively. Substantially all of these commissions were capitalized as deferred policy acquisition costs and are being amortized in accordance with the policy discussed in Note 1.

 The Company has entered into certain interest rate swap contracts with Merrill Lynch Capital Services, Inc. ("MLCS") with a guarantee from Merrill Lynch & Co. As of December 31, 1995 and 1994, the notional amount of such interest rate swap contracts outstanding was $10,000. During 1994, the Company and MLCS terminated certain interest rate swap contracts resulting in the Company paying a net consideration of $2,043. Net interest received from these interest rate swap contracts was $256, $782, and $6,876 for 1995, 1994 and 1993, respectively
 (See Note 3).


NOTE 6.   STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

 During  1995,  1994,  and  1993 the Company  paid  dividends  of
 $100,000,  $150,000,  and $120,000, respectively,  to  MLIG.  Of these stockholder's dividends, $73,757, $112,779, and $75,012, respectively, were extraordinary dividends as defined by
 Arkansas Insurance Law and were paid pursuant to approval granted by the Arkansas Insurance Commissioner.

 At December 31, 1995 and 1994, approximately $30,195 and $26,243, respectively, of stockholder's equity was available for distribution to MLIG. Statutory capital and surplus at December 31, 1995 and 1994, was $303,950 and $264,432,
 respectively.

 Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices primarily differ from the principles utilized in these financial statements by charging policy acquisition costs to expense as incurred, establishing future policy benefit reserves using different actuarial assumptions, not providing for deferred income taxes and valuing securities on a different basis. The

 Company's statutory net income for 1995, 1994 and 1993 was $121,451, $42,382 and $45,604, respectively.

 The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital which a life insurance company should have based upon that company's risk profile. As of December 31, 1995 and 1994, based on the RBC formula, the Company's total adjusted capital level was 395% and 270%, respectively, of the minimum amount of capital required to avoid regulatory action.

NOTE 7.   COMMITMENTS AND CONTINGENCIES

 State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). During 1991, and to a lesser extent 1992, there were certain highly publicized life insurance insolvencies. The Company has utilized public information to estimate what future assessments it will incur as a result of these insolvencies. At December 31, 1995 and 1994, the Company has established an estimated liability for future guaranty fund assessments of $21,144 and $24,774, respectively. The Company regularly monitors public information regarding insurer insolvencies and will adjust its estimated liability when appropriate.

 In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

                           * * * * * *

                                    APPENDIX


The tables below are designed to show the impact of the Market Value Adjustment and withdrawal charge on a single premium of $10,000. Table 1 assumes the premium is allocated to a subaccount with a 10 year Guarantee Period with a guaranteed rate of interest of 5.5%. Table 2 assumes the premium is allocated to a subaccount with a 5 year Guarantee Period with a guaranteed rate of 5.0%. The Market Value Adjustments are based on interpolated current interest rates (defined in the Contract as "B") of 3.5%, 5.5% and 7.5% in the 10 year guarantee table (see Table 1 below) and 3.0%, 5.0% and 7.0% in the 5 year guarantee table (see Table 2 below). The net subaccount values shown in the tables are the maximum amount available as cash withdrawals. Although the withdrawal charge is in each case a fixed percentage of the amount withdrawn, the amount of the charge for withdrawals made at the end of each year varies as a result of the Market Value Adjustment. Values shown in the tables have been rounded to the nearest dollar, and therefore the figures under the net subaccount value columns may not precisely equal amounts set forth in the subaccount value, plus the Market Value Adjustment, less the withdrawal charge columns.


                                    TABLE 1

[CAPTION]

                             ---------------------------------------------------------------------------------------------
                                     MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                        INTERPOLATED CURRENT INTEREST RATES OF:
                             ---------------------------------------------------------------------------------------------
                                      3.50%                               5.50%                              7.50%
       ------------------------------------------------------------------------------------------------------------------
                         MARKET                    NET       MARKET                    NET       MARKET                   NET
   END OF      SUB-       VALUE       WITH-       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-
CERTIFICATE  ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL     ACCOUNT
    YEAR      VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE       MENT       CHARGE      VALUE
       ------------------------------------------------------------------------------------------------------------------
      1       10,550      1,920        334        12,137       -0-         282        10,268      (1,603)      239        8,707
      2       11,130      1,784        346        12,569       -0-         298        10,832      (1,517)      257        9,356
      3       11,742      1,632        358        13,017       -0-         314        11,428      (1,412)      276       10,054
      4       12,388      1,462        371        13,480       -0-         332        12,057      (1,288)      297       10,803
      5       13,070      1,274        384        13,960       -0-         350        12,720      (1,143)      319       11,608
      6       13,788      1,065        398        14,456       -0-         369        13,419        (973)      343       12,472
      7       14,547        835        412        14,970       -0-         389        14,157        (777)      369       13,402
      8       15,347        582        426        15,503       -0-         411        14,936        (551)      396       14,400
      9       16,191        304        441        16,054       -0-         433        15,758        (293)      425       15,472
     10       17,081        -0-        -0-        17,081       -0-         -0-        17,081         -0-       -0-       17,081
       ------------------------------------------------------------------------------------------------------------------


                                    TABLE 2

[CAPTION]

                             ---------------------------------------------------------------------------------------------
                                     MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                        INTERPOLATED CURRENT INTEREST RATES OF:
                             ---------------------------------------------------------------------------------------------
                                      3.00%                               5.00%                              7.00%
       ------------------------------------------------------------------------------------------------------------------
                         MARKET                    NET       MARKET                    NET       MARKET                   NET
   END OF      SUB-       VALUE       WITH-       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-
CERTIFICATE  ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL     ACCOUNT
    YEAR      VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE       MENT       CHARGE      VALUE
       ------------------------------------------------------------------------------------------------------------------
     1        10,500       818         276        11,041       -0-         256        10,244       (746)       238        9,516
     2        11,025       638         284        11,378       -0-         269        10,756       (593)       254       10,178
     3        11,576       442         293        11,726       -0-         282        11,294       (419)       272       10,885
     4        12,155       230         302        12,083       -0-         296        11,859       (222)       291       11,642
     5        12,763       -0-         -0-        12,763       -0-         -0-        12,763        -0-        -0-       12,763
       ------------------------------------------------------------------------------------------------------------------

The formulas used in determining the amounts shown in the above tables are as follows:

                                                          Subaccount Value
                              ------------------------------------------------------------------------
                                Guaranteed Interest Rate                 1 + Current Interest Rate
(1) Net Subaccount Value =   (  -------------------------   )  +    (  -----------------------------   ) n/365
                                            2                          1 + Guaranteed Interest Rate

     Where "n" is the number of days remaining in the Guaranteed Period of the subaccount, but not less than 365.

                                                  Guaranteed Interest Rate
(2) Withdrawal Charge = Net Subaccount Value X   ---------------------------
                                                              2
                                                                      1 + Current Interest Rate
(3) Market Value Adjustment = Net Subaccount Value X    [  1 -   (  ------------------------------   ) n/365   ]
                                                                     1 + Guaranteed Interest Rate

(4) "n" is the number of days remaining in the Guarantee Period of the subaccount, but not less than 365.

                                       PART II

                      INFORMATION NOT REQUIRED IN A PROSPECTUS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

     Sections 1, 2, 3 and 4--Indemnification of Directors, Officers, Employees and Incorporators

Section 1. Actions Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

Section 3. Right to Indemnification. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Determination of Right to Indemnification. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

     Section 2--Indemnification by Corporation

Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

DIRECTORS' AND OFFICERS' INSURANCE

Merrill Lynch has purchased from Corporate Officers' and Directors' Assurance Company directors' and officers' liability insurance policies which cover, in addition to the indemnification described above, liabilities for which indemnification is not provided under the By-Laws. The Company will pay an allocable portion of the insurance premium paid by Merrill Lynch with respect to such insurance policy.

ARKANSAS BUSINESS CORPORATION LAW

In addition, Section 4-26-814 of the Arkansas Business Corporation Law generally provides that a corporation has the power to indemnify a director or officer of the corporation, or a person serving at the request of the corporation as a director or officer of another corporation or other enterprise against any judgments, amounts paid in settlement, and reasonably incurred expenses in a civil or criminal action or proceeding if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (or, in the case of a criminal action or proceeding, if he or she in addition had no reasonable cause to believe that his or her conduct was unlawful).

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits.


     1(a)       Underwriting Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch, Pierce, Fenner & Smith Incorporated. (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-58303, Filed March 29,
                1995.)
     1(b)       Amendment 1 to Underwriting Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (Incorporated
                by Reference to Registrant's Form S-1 Registration No. 33-58303, Filed March
                29, 1995.)

     2(a)       Merrill Lynch Life Insurance Company Board of Directors Resolution in
                Connection With the Merger Between Merrill Lynch Life Insurance Company and
                Tandem Insurance Group, Inc. (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 4 to Form S-1 Registration No. 33-26322, Filed
                September 5, 1991.)
     2(b)       Plan and Agreement of Merger Between Merrill Lynch Life Insurance Company and
                Tandem Insurance Group, Inc. (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 4 to Form S-1 Registration No. 33-26322, Filed
                September 5, 1991.)
     3(a)       Articles of Incorporation of Merrill Lynch Life Insurance Company
                (Incorporated by Reference to Registrant's Form S-1 Registration No.
                33-26322, Filed January 3, 1989.)
     3(b)       By-Laws of Merrill Lynch Life Insurance Company (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
     3(c)       Articles of Amendment, Restatement and Redomestication of the Articles of
                Incorporation of Merrill Lynch Life Insurance Company (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-46827, Filed March 30,
                1992.)
     3(d)       Amended and Restated By-laws of Merrill Lynch Life Insurance Company
                (Incorporated by Reference to Registrant's Form S-1 Registration No.
                33-46827, Filed March 30, 1992.)
     4(a)(1)    Group Modified Guaranteed Annuity Contract, ML-AY-361 (Incorporated by
                Reference to Registrant's Pre-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed February 23, 1989.)
     4(a)(2)    Group Modified Guaranteed Annuity Contract, ML-AY-361/94 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                Registration No. 33-60290, Filed December 7, 1994.)
     4(b)(1)    Individual Certificate, ML-AY-362 (Incorporated by Reference to Registrant's
                Pre-Effective Amendment No. 1 to Form S-1 Registration No. 33-26322, Filed
                February 23, 1989.)
     4(b)(2)    Individual Certificate, ML-AY-362 KS (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-26322, Filed March 9, 1990.)
     4(b)(3)    Individual Certificate, ML-AY-378 (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 1 to Form S-1 Registration No. 33-26322, Filed
                March 9, 1990.)
     4(b)(4)    Individual Certificate, ML-AY-362/94 (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 3 to Form S-1 Registration No.
                33-60290, Filed December 7, 1994.)
     4(c)(1)    Individual Tax-Sheltered Annuity Certificate, ML-AY-372 (Incorporated by
                Reference to Registrant's Pre-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed February 23, 1989.)
     4(c)(2)    Individual Tax-Sheltered Annuity Certificate, ML-AY-372 KS (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(c)(3)    Individual Tax-Sheltered Annuity Certificate, ML-AY-372/94 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                Registration No. 33-60290, Filed December 7, 1994.)
     4(d)(1)    Qualified Retirement Plan Certificate, ML-AY-373 (Incorporated by Reference
                to Registrant's Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
     4(d)(2)    Qualified Retirement Plan Certificate, ML-AY-373 KS (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)

     4(d)(3)    Qualified Retirement Plan Certificate, ML-AY-373/94 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                Registration No. 33-60290, Filed December 7, 1994.)
     4(e)(1)    Individual Retirement Annuity Certificate, ML-AY-374 (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-26322, Filed January
                3, 1989.)
     4(e)(2)    Individual Retirement Annuity Certificate, ML-AY-374 KS (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(e)(3)    Individual Retirement Annuity Certificate, ML-AY-375 KS (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(e)(4)    Individual Retirement Annuity Certificate, ML-AY-379 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(e)(5)    Individual Retirement Annuity Certificate, ML-AY-374/94 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                Registration No. 33-60290, Filed December 7, 1994.)
     4(f)(1)    Individual Retirement Account Certificate, ML-AY-375 (Incorporated by
                Reference to Registrant's Pre-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed February 23, 1989.)
     4(f)(2)    Individual Retirement Account Certificate, ML-AY-380 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(f)(3)    Individual Retirement Account Certificate, ML-AY-375/94 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                Registration No. 33-60290, Filed December 7, 1994.)
     4(g)(1)    Section 457 Deferred Compensation Plan Certificate, ML-AY-376 (Incorporated
                by Reference to Registrant's Form S-1 Registration No. 33-26322, Filed
                January 3, 1989.)
     4(g)(2)    Section 457 Deferred Compensation Plan Certificate, ML-AY-376 KS
                (Incorporated by Reference to Registrant's Post-Effective Amendment No. 1 to
                Form S-1 Registration No. 33-26322, Filed March 9, 1990.)
     4(g)(3)    Section 457 Deferred Compensation Plan Certificate, ML-AY-376/94
                (Incorporated by Reference to Registrant's Post-Effective Amendment No. 3 to
                Form S-1 Registration No. 33-60290, Filed December 7, 1994.)
     4(h)(1)    Tax-Sheltered Annuity Endorsement, ML-AY-366 (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
     4(h)(2)    Tax-Sheltered Annuity Endorsement, ML-AY-366 190 (Incorporated by Reference
                to Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-26322, Filed March 9, 1990.)
     4(h)(3)    Tax-Sheltered Annuity Endorsement, ML-AY-366 190 (Incorporated by Reference
                to Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-26322, Filed March 9, 1990.)
     4(i)(1)    Qualified Retirement Plan Endorsement, ML-AY-364 (Incorporated by Reference
                to Registrant's Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
     4(i)(2)    Qualified Retirement Plan Endorsement, ML-AY-364 190. (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-26322, Filed March 9,
                1990.)
     4(j)(1)    Individual Retirement Annuity Endorsement, ML-AY-368 (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-26322, Filed January
                3, 1989.)

     4(j)(2)    Individual Retirement Annuity Endorsement, ML-AY-368 190 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(j)(3)    Individual Retirement Annuity Endorsement, ML009 (Incorporated by Reference
                to Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-60290, Filed March 31, 1994.)
     4(k)(1)    Individual Retirement Account Endorsement, ML-AY-365 (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-26322, Filed January
                3, 1989.)
     4(k)(2)    Individual Retirement Account Endorsement, ML-AY-365 190 (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 1 to Form S-1
                Registration No. 33-26322, Filed March 9, 1990.)
     4(l)(1)    Section 457 Deferred Compensation Plan Endorsement, ML-AY-367 (Incorporated
                by Reference to Registrant's Form S-1 Registration No. 33-26322, Filed
                January 3, 1989.)
     4(l)(2)    Section 457 Deferred Compensation Plan Endorsement, ML-AY-367 190
                (Incorporated by Reference to Registrant's Post-Effective Amendment No. 1 to
                Form S-1 Registration No. 33-26322, Filed March 9, 1990.)
     4(m)(1)    Qualified Plan Endorsement, ML-AY-369 (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
     4(m)(2)    Qualified Plan Endorsement, ML-AY-448 (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-26322, Filed March 9, 1990.)
     4(m)(3)    Qualified Plan Endorsement, ML-AY-448/94 (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 3 to Form S-1 Registration No.
                33-60290, Filed December 7, 1994.)
     4(n)       Application for Group Modified Guaranteed Annuity Contract (Incorporated by
                Reference to Registrant's Form S-1 Registration No. 33-26322, Filed January
                3, 1989.)
     4(o)       Application for Individual Certificate Under Modified Guaranteed Annuity
                Contract (Incorporated by Reference to Registrant's Form S-1 Registration No.
                33-26322, Filed January 3, 1989.)
     4(p)       Form of Company name change endorsement (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 4 to Form S-1 Registration No.
                33-26322, Filed September 5, 1991.)
     5          Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered.
    10(a)       Management Services Agreement Between Merrill Lynch Life Insurance Company
                and Family Life Insurance Company (Incorporated by Reference to Registrant's
                Form S-1 Registration No. 33-26322, Filed January 3, 1989.)
    10(b)       General Agency Agreement Between Merrill Lynch Life Insurance and Merrill
                Lynch Life Agency, Inc. (Incorporated by Reference to Registrant's
                Pre-Effective Amendment No. 1 to Form S-1 Registration No. 33-26322, Filed
                February 23, 1989.)
    10(c)       Amended Service Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Insurance Group, Inc. (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 1 to Form S-1 Registration No.
                33-60290, Filed March 31, 1994.)
    10(d)       Indemnity Reinsurance Agreement Between Merrill Lynch Life Insurance Company
                and Family Life Insurance Group (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 2 to Form S-1 Registration No. 33-26322, Filed
                March 13, 1991.)

    10(e)       Amendment No. 1 to Indemnity Reinsurance Agreement Between Merrill Lynch Life
                Insurance Company and Family Life Insurance Group (Incorporated by Reference
                to Registrant's Post-Effective Amendment No. 3 to Form S-1 Registration No.
                33-26322, Filed April 24, 1991.)
    10(f)       Assumption Reinsurance Agreement Between Merrill Lynch Life Insurance
                Company, Tandem Insurance Group, Inc. and Royal Tandem Life Insurance Company
                and Family Life Insurance Company (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 4 to Form S-1 Registration No. 33-26322, Filed
                September 5, 1991.)
    10(g)       Amended General Agency Agreement Between Merrill Lynch Life Insurance Company
                and Merrill Lynch Life Agency Inc. (Incorporated by Reference to Registrant's
                Form S-1 Registration No. 33-46827, Filed March 30, 1992.)
    10(h)       Indemnity Agreement Between Merrill Lynch Life Insurance Company and Merrill
                Lynch Life Agency Inc. (Incorporated by Reference to Registrant's Form S-1
                Registration No. 33-46827, Filed March 30, 1992.)
    10(i)       Management Agreement Between Merrill Lynch Life Insurance Company and Merrill
                Lynch Asset Management, Inc. (Incorporated by Reference to Registrant's Form
                S-1 Registration No. 33-46827, Filed March 30, 1992.)
    23(a)       Written Consent of Sutherland, Asbill & Brennan.
    23(b)       Written Consent of Deloitte & Touche LLP, independent auditors.
    24(a)       Power of Attorney from Joseph E. Crowne. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(b)       Power of Attorney from David M. Dunford. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(c)       Power of Attorney from John C.R. Hele. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(d)       Power of Attorney from Allen N. Jones. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(e)       Power of Attorney from Barry G. Skolnick. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(f)       Power of Attorney from Anthony J. Vespa. (Incorporated by Reference to
                Registrant's Form S-1 Registration No. 33-58303, Filed March 29, 1995.)
    24(g)       Power of Attorney from Gail R. Farkas.
    27          Financial Data Schedule.


(b)  Financial Statement Schedules.

                None.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, State of New Jersey, on this 26th day of March, 1996.



ATTEST:                                          MERRILL LYNCH LIFE INSURANCE COMPANY
                                                 (Registrant)
/s/ SANDRA K. DOMINGUES                          By: /s/ BARRY G. SKOLNICK
---------------------------------------------    --------------------------------------------
Sandra K. Domingues                              Barry G. Skolnick
Assistant Vice President                         Senior Vice President



Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities indicated on this 26th day of March, 1996.



                  SIGNATURE                                          TITLE
---------------------------------------------    ---------------------------------------------
*                                                Chairman of the Board, President, and Chief
---------------------------------------------      Executive Officer
Anthony J. Vespa
*                                                Director, Senior Vice President, Chief
---------------------------------------------      Financial Officer, Chief Actuary, and
Joseph E. Crowne                                   Treasurer
*                                                Director, Senior Vice President, and Chief
---------------------------------------------      Investment Officer
David M. Dunford
*                                                Director and Senior Vice President
---------------------------------------------
Gail R. Farkas
*                                                Director and Senior Vice President
---------------------------------------------
John C.R. Hele
*By:  /s/ BARRY G. SKOLNICK                      In his own capacity as Director, Senior Vice
     ----------------------------------------      President, and General Counsel and as
     Barry G. Skolnick                             Attorney-in-Fact

                                 EXHIBIT INDEX

(a)  Exhibits.


EXHIBIT                                  DESCRIPTION                                     PAGE
-----    ----------------------------------------------------------------------------    -----
 5       Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered..........................................
23(a)    Written Consent of Sutherland, Asbill & Brennan.............................
23(b)    Written Consent of Deloitte & Touche LLP, independent auditors..............
24(g)    Power of Attorney from Gail R. Farkas.......................................
27       Financial Data Schedule.....................................................